14

06012221

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Heineken Holding NV

*CURRENT ADDRESS

PROCESSED
APR 05 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5749 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DAT : 4/5/06

# 2005 Annual Report



Established in Amsterdam

Heineken Holding N.V.

# Heineken Holding N.V.



HEINEKEN HOLDING N.V.
established in Amsterdam

Shareholders and other parties entitled to attend and vote are convoked to the Annual General Meeting of Shareholders to be held in the Beurs van Berlage, 243 Damrak, Amsterdam, at **4 p.m. - or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished - on Thursday, 20 April 2006**.
*The Beurs van Berlage will be open from 1 p.m.*

The agenda, including explanatory notes, as well as the annual accounts relating to the financial year 2005 and the information as referred to in Section 2:392, subsection 1 of the Dutch Civil Code, can be obtained from today by shareholders and other parties entitled to attend and vote at the meeting at the company's office in Amsterdam, Tweede Weteringplantsoen 5, as well as via ABN AMRO Servicedesk, telephone number +31 (0)76 57 99 455.
The texts of the above-mentioned documents are also available on the website www.heinekeninternational.com.

**Agenda**
Opening
1. Report for the financial year 2005.
2. Adoption of the balance sheet as at 31 December 2005, the income statement for the year 2005 and the notes thereto.
3. Announcement of the appropriation of the balance of the income statement pursuant to the provisions in Article 10 (6) of the Articles of Association.
4. Discharge of the members of the Board of Directors.
5. Authorisation of the Board of Directors to repurchase own shares.
6. Authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emption rights.

Closure

**Registration date**
The Board of Directors has determined that only those entered in one of the registers designated by the company on Thursday, 13 April 2006 (the 'registration date'), after all entries and deletions have been made for that day, will be eligible to attend and vote at the General Meeting of Shareholders on 20 April 2006.

**Application and registration**
***Holders of bearer shares***
The designated register or sub-register for holders of bearer shares are the records of the institutions affiliated to Euroclear Nederland identifying the shareholder on the registration date. Holders of bearer shares wishing to attend the meeting and exercise the rights attaching to bearer shares must apply via their bank to ABN AMRO Bank N.V. not later than 13 April 2006. Once an application has been submitted, the shares will be registered up to and including the registration date. The proof of deposit issued by the bank will then serve as the admission ticket for the meeting.

# Agenda

for the Annual General Meeting of Shareholders Heineken Holding N.V., to be held at 4 p.m. – or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished – on Thursday, 20 April 2006 in the Beurs van Berlage, Damrak 243, Amsterdam.

---

**Opening**

1 Report for the financial year 2005.

2 Adoption of the balance sheet as at 31 December 2005, the income statement for the year 2005 and the notes thereto.

3 Announcement of the appropriation of the balance of the income statement pursuant to the provisions in Article 10 (6) of the Articles of Association.

4 Discharge of the members of the Board of Directors.

5 Authorisation of the Board of Directors to repurchase own shares.*

6 Authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights.*

**Closure**

* Explanatory notes to these items are appended.

# Explanatory notes

to the agenda for the Annual General Meeting of Shareholders of Heineken Holding N.V., to be held on Thursday, 20 April 2006.

**Item 5 Authorisation of the Board of Directors to repurchase own shares**

It is proposed that the Board of Directors be authorised by the General Meeting of Shareholders, for the statutory maximum period of 18 months, starting 20 April 2006, to repurchase shares subject to the following conditions and with due observance of the law and the Articles of Association:

a the maximum number of shares which may be repurchased is the statutory maximum of 10% of the issued share capital of the company;

b repurchase transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the repurchase transaction or, in the absence of such a price, the latest price quoted therein;

c repurchase transactions may be executed on the stock exchange or otherwise.

The authorisation to repurchase shares may be used in connection with Heineken N.V.'s Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for Senior Management, but may also serve other purposes, such as acquisitions.

**Item 6 Authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights**

An authorisation was last given by the General Meeting of Shareholders held on 20 April 2005. The General Meeting of Shareholders is requested to renew the authorisation of the Board of Directors.

It is proposed that the Board of Directors be authorised by the General Meeting of Shareholders, for a period of 18 months, starting 20 April 2006, to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

The authorisation may be used in connection with Heineken N.V.'s Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for Senior Management, but may also serve other purposes, such as acquisitions.

# Annual Report

# 2005

Established in Amsterdam

**Heineken Holding N.V.**

# Profile

Heineken Holding N.V., which holds 50.005% of the shares in Heineken N.V., heads the Heineken group.

The object of Heineken Holding pursuant to its Articles of Association is to manage or supervise the management of the Heineken group and to provide services for Heineken N.V. It seeks to promote the continuity, independence and stability of the Heineken group, thereby enabling Heineken N.V. to grow in a controlled and steady manner and to pursue its long-term policy in the interest of all stakeholders.

Heineken Holding does not engage in operational activities itself. These have been assigned within the Heineken group to Heineken N.V. and its subsidiaries and associated companies. Heineken Holding's income consists almost exclusively of dividends received on its interest in Heineken N.V.

Every Heineken N.V. share held by Heineken Holding is matched by one share issued by Heineken Holding. The net asset value of one Heineken Holding share is therefore identical to the net asset value of one Heineken N.V. share. The dividend payable on the two shares is also identical.

Heineken Holding N.V. ordinary shares are listed on Euronext Amsterdam. Options on Heineken Holding ordinary shares are traded on Euronext.liffe Amsterdam.

# Contents



## Report of the Board of Directors



## Financial statements 2005



**Other information**



*This report is available in Dutch and in English.*
*Both versions can be downloaded*
*from www.heinekeninternational.com*

# Shareholder information

**Heineken Holding N.V. share price**

*in euros*

*Euronext Amsterdam*

*after restatement for recapitalisation and share split*



40
36
32
28
24
20
16
12
8
4
0
24.82
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005


*share price range* *year-end price*

*Average trade in 2005:*

*155,379 shares per day*

**Nationality Heineken Holding N.V. shareholders**

*in %*

*Based on 105.8 million shares in free float (excluding the holdings of L'Arche Holding S.A. and Greenfee B.V. in Heineken Holding N.V.)*



2005
2004


| | 2005 | 2004 |
|---|---|---|
| Netherlands | 14.8 | 21.7 |
| *Institutional* | *5.7* | *9.1* |
| *Retail* | *9.1* | *12.6* |
| Europe (excluding Netherlands) | 12.6 | 9.5 |
| United Kingdom/Ireland | 15.8 | 10.4 |
| North America | 56.0 | 56.6 |
| Rest of the world | 0.1 | 0.2 |
| Undisclosed | 0.7 | 1.6 |
| | 100.0 | 100.0 |

*Source: Taylor Rafferty*

*Based on best estimate on 31 December 2005 and 31 December 2004*

## Heineken Holding N.V.

Heineken Holding N.V. ordinary shares are traded on Euronext Amsterdam. Options on Heineken Holding ordinary shares are traded on Euronext.liffe Amsterdam. The average daily volume of trade in 2005 was 155,379 shares.
Heineken Holding N.V. is not a 'structuurvennootschap' within the meaning of the Dutch Civil Code.
Decisions on all important matters are taken by the General Meeting of Shareholders.

### Market capitalisation

Shares in issue as at 31 December 2005
245,011,848 ordinary shares of €1.60 nominal value
250 priority shares of €2 nominal value
Shares in issue as at 31 December 2004
241,730,598 A shares of €1.60 nominal value
3,281,250 B shares of €1.60 nominal value
250 priority shares of €2 nominal value
At a closing price of €24.82 on 30 December 2005, the market capitalisation of Heineken Holding N.V. as at balance sheet date was €6.1 billion.

| | | |
|---|---|---|
| Year-end price | €24.82 | 30 December 2005 |
| High | €25.74 | 10 October 2005 |
| Low | €21.92 | 6 January 2005 |

### Rules concerning insider trading

Within Heineken Holding N.V. there are established rules governing the disclosure of transactions in shares of Heineken Holding N.V. and Heineken N.V. that are applicable to the Board of Directors and individuals directly connected with the company.

### Major Holdings in Listed Companies Disclosure Act

Pursuant to the Major Holdings in Listed Companies Disclosure Act, L' Arche Holding S.A. has given notification of a 50.005% holding and Greenfee B.V. has given notification of a 6.8% holding in Heineken Holding N.V.

### Right to add agenda items

Shareholders who, alone or together, represent at least 1% of Heineken Holding N.V.'s issued capital or hold shares with a market value of at least €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by the company at least 60 days before the date of the General Meeting of Shareholders. Heineken Holding N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

### Dividend history

(1997 = 100)

| | |
|---|---|
| 1997 | 100 |
| 1998 | 125 |
| 1999 | 156 |
| 2000 | 156 |
| 2001 | 196 |
| 2002 | 196 |
| 2003 | 196 |
| 2004 | 216 |
| 2005 | 216 |

**Heineken N.V. share price**

*in euros*

*Euronext Amsterdam*

*after restatement for recapitalisation and share split*


50
45
40
35
30
25
20
15
10
5
0
26.78
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

*share price range* *year-end price*

*Average trade in 2005:*

*1,223,626 shares per day*

**Nationality Heineken N.V. shareholders**

*in %*

*Based on 245 million shares in free float (excluding the holding of Heineken Holding N.V. in Heineken N.V.)*


2005
2004

| | 2005 | 2004 |
|---|---|---|
| Netherlands | 10.4 | 10.8 |
| *Institutional* | *5.1* | *4.9* |
| *Retail* | *5.3* | *5.9* |
| Europe (excluding Netherlands) | 13.8 | 15.2 |
| United Kingdom/Ireland | 7.1 | 7.8 |
| North America | 45.8 | 50.4 |
| Rest of the world | 0.3 | 0.2 |
| Undisclosed | 22.6 | 15.6 |
| | 100.0 | 100.0 |

*Source: Taylor Rafferty*

*Based on best estimate on 31 December 2005 and 31 December 2004*

## Heineken N.V.

The shares of Heineken N.V. are traded on Euronext Amsterdam, where the company is included in the AEX Index. Options on Heineken N.V. shares are listed on Euronext.liffe Amsterdam. The average daily volume of trade in 2005 was 1,223,626 shares.
Heineken N.V. is not a 'structuurvennootschap' within the meaning of the Dutch Civil Code.
Decisions on all important matters are taken by the General Meeting of Shareholders.

### Market capitalisation

Shares in issue as at 31 December 2005
489,974,594 shares of €1.60 nominal value
Shares in issue as at 31 December 2004
489,974,594 shares of €1.60 nominal value
At a closing price of €26.78 on 30 December 2005, the market capitalisation of Heineken N.V. as at balance sheet date was €13.1 billion.

| | | |
|---|---|---|
| Year-end price | €26.78 | 30 December 2005 |
| High | €27.85 | 10 October 2005 |
| Low | €24.51 | 6 May 2005 |

### Bonds

Heineken N.V. bonds are listed on the Luxembourg stock exchange. Two bond loans were issued on 4 November 2003, one for €500 million with a coupon interest rate of 4.375% maturing on 4 February 2010 and one for €600 million with a coupon interest rate of 5% maturing on 4 November 2013.

### Rules concerning insider trading

Within Heineken N.V. there are established rules governing the disclosure of transactions in shares of Heineken N.V. and Heineken Holding N.V. that are applicable to the members of the Supervisory Board and the Executive Board, to other managers and staff who might be in possession of price-sensitive information and to a number of external parties.

### Major Holdings in Listed Companies Disclosure Act

Pursuant to the Major Holdings in Listed Companies Disclosure Act, Heineken Holding N.V. has disclosed an interest of 50.005% in Heineken N.V.

### Right to add agenda items

Shareholders who, alone or together, represent at least 1% of Heineken N.V.'s issued capital or hold shares with a market value of at least €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by Heineken N.V. at least 60 days before the date of the General Meeting of Shareholders. Heineken N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

### Financial calendar in 2006 for both Heineken Holding N.V. and Heineken N.V.

| | |
|---|---|
| Announcement of 2005 results | 22 February |
| Publication of annual report | 23 March |
| Annual General Meeting of Shareholders, Amsterdam* | 20 April |
| Quotation ex final dividend | 24 April |
| Final dividend payable | 8 May |
| Announcement of half-year results | 6 September |
| Quotation ex interim dividend | 7 September |
| Interim dividend payable | 20 September |

### Contacting Heineken Holding N.V. and Heineken N.V.

Further information on Heineken Holding N.V. is available by telephone +31 20 622 11 52 or fax +31 20 625 22 13.
Information is also obtainable from the Investor Relations department, telephone +31 20 523 92 39, or by e-mail: investors@heineken.com.
Further information on Heineken N.V. is obtainable from the Group Corporate Relations and/or Investor Relations department, telephone +31 20 523 92 39, or by e-mail: investors@heineken.com.
The website www.heinekeninternational.com also carries further information about both Heineken Holding N.V. and Heineken N.V.

Copies of this annual report are obtainable from:
Tweede Weteringplantsoen 5
1017 ZD Amsterdam, Netherlands
telephone +31 20 622 11 52
fax +31 20 625 22 13
or via www.heinekeninternational.com

* Shareholders Heineken Holding N.V. are entitled to attend the meetings of shareholders in Heineken N.V., to put questions at those meetings and to participate in the discussions.

# Board of Directors

**M. Das (1948)**
Chairman
Dutch nationality
Member of the Board of Directors since 1994
Lawyer

**C.L. de Carvalho-Heineken (1954)**
Delegate Member
Dutch nationality
Member of the Board of Directors since 1988

**D.P. Hoyer (1940)**
Dutch nationality
Member of the Board of Directors since 1972
Former director of DOW Europe S.A.

**K. Vuursteen (1941)**
Dutch nationality
Member of the Board of Directors since 2002
Former chairman of the Executive Board of Heineken N.V.

# Report of the Board of Directors

## Composition of the Board of Directors

There were no changes in the composition of the Board of Directors.

## Policy principles

Heineken Holding has played an important role in the Heineken group for over fifty years. The company seeks to promote the continuity, independence and stability of the Heineken group. This creates the conditions which enable Heineken N.V. to pursue its long-term policy in the interest of the shareholders, the staff and other stakeholders.
The company's policy has been successful. Thanks in part to its unique and stable structure, the Heineken group now has the widest international presence of all the world's brewing groups and the Heineken brand is one of the best-known international premium lagers.

## Corporate governance

While Heineken Holding endorses the principles of the corporate governance code (the 'Code') referred to in Section 391, subsection 4, of Book 2 of the Dutch Civil Code, the structure of the Heineken group, and in particular the relationship between Heineken Holding N.V. and Heineken N.V., means that Heineken Holding will not comply with a number of the principles and best-practice provisions.
This issue was submitted to a vote and approved at the General Meeting of Shareholders on 20 April 2005.

### Structure of the Heineken group

Heineken Holding holds a 50.005% interest in Heineken N.V. Both companies are listed on Euronext Amsterdam. L' Arche Holding S.A., a Swiss company owned by the Heineken family, in turn holds a 50.005% interest in Heineken Holding.

Heineken Holding is not an ordinary holding company, but is at the head of the Heineken group. Since its formation in 1952, Heineken Holding's object pursuant to its Articles of Association has been to manage or supervise the management of the Heineken group and to provide services for Heineken N.V., in accordance with the policy principles outlined above.

Within the Heineken group, the primary duties of Heineken N.V.'s Executive Board are to initiate and implement corporate strategy and to manage Heineken N.V. and its related company. It is supervised in the performance of its duties by Heineken N.V.'s Supervisory Board.

### Heineken Holding's governance structure

Heineken Holding is managed by its Board of Directors, whose activities are directed towards implementing the policy principles outlined above.

Because Heineken N.V. manages the Heineken group companies, Heineken Holding, unlike Heineken N.V., does not have a Supervisory Board or an internal risk management and control system. Heineken Holding engages in no operational activities and employs no staff.

Pursuant to the Articles of Association of Heineken Holding, holders of ordinary Heineken Holding shares receive the same dividend as the shareholders of Heineken N.V.

### Compliance with the Code

Heineken Holding intends to preserve its existing governance structure and will therefore not apply those principles and best-practice provisions that are inconsistent with its preservation.

For the reasons stated above, Heineken Holding engages in no operational activities, employs no staff, has no internal risk management and control system and has no Supervisory Board. Pursuant to the Articles of Association of Heineken Holding, holders of ordinary Heineken Holding shares receive the same dividend as the shareholders of Heineken N.V. Heineken Holding will not apply principles and best-practice provisions that presume that this will not be the case.

Heineken Holding will not apply best-practice provision II.1.1, which limits the period of appointment and reappointment of a member of the Board of Directors to a maximum of four years. The members of the Board of Directors are appointed for an indeterminate period.
The Board of Directors will, however, apply best-practice provision II.1.1 if it is made generally applicable by a change in the law.

Heineken Holding will not apply best-practice provision II.1.7, which limits the number of supervisory directorships of listed companies allowed to be held by a member of the Board of Directors to a maximum of two and does not permit a member of the Board of Directors to chair the supervisory board of a listed company. The Board of Directors considers this best-practice provision to be inconsistent with the nature of its activities.

Heineken Holding will apply best-practice provision II.2.6, concerning regulations governing the holding of and transactions in securities other than those of the company by members of the Board of Directors. The Board of Directors itself has formulated its own regulations, which require notification once a year.

According to best-practice provision IV.3.8, the minutes of the General Meeting of Shareholders should be made available on request within three months of the date of the meeting, after which the shareholders should be given three months to comment on them. The minutes should then be adopted in the manner stipulated in the Articles of Association.

It is customary, as provided for in Article 14, paragraph 7, of the Articles of Association, to have a notarial record made of the proceedings of the General Meeting of Shareholders of Heineken Holding. The Board of Directors considers it desirable to continue this practice and IV.3.8 will be applied to the extent that it is consistent with it. The notarial record will be made available on request within three months of the date of the meeting.

## Remuneration policy for members of the Board of Directors

Remuneration of the members of the Board of Directors was enabled by an amendment to the company's Articles of Association in 2001. The policy on remunerating members of the Board of Directors was submitted to the General Meeting of Shareholders for approval in 2005. Under this policy, the members of the Board of Directors receive the same remuneration as the members of the Supervisory Board of Heineken N.V. For 2006, this means a rise in the chairman's remuneration to €60,000 a year (2005: €45,000), while the remuneration of the other members of the Board of Directors will rise to €45,000 (2005: €38,000).

More information on the way in which this policy was applied in practice during the year under review can be found in the notes to the consolidated balance sheet and income statement (see page 65).

## Activities

The Board of Directors met on nine occasions in 2005. The Board adopted the report and accounts for 2004 and the half-year results for 2005.

Topics addressed at length by the Board of Directors included Heineken N.V.'s policy plans and acquisitions, including the Patra, Stepan Razin, Baikal and Ivan Taranov breweries in Russia, various German breweries including Fürstlich Fürstenbergische Brauerei and the Jiangsu DaFuHao brewery in China, the alliance between Heineken N.V. and Femsa in the United States and the development of new products such as Draught Keg.

The financial policy, profit performance and composition of the Supervisory and Executive Boards of Heineken N.V. and its principal operating companies, together with the changes in the management structure of Heineken N.V., were also discussed at length.

## Review of 2005

### Share price

The market price of our company's shares increased in 2005. The gap between the Heineken N.V. and Heineken Holding N.V. share prices has continued to narrow in 2005, as the graph on the facing page shows. There was a significant shift in the nationalities of shareholders in 2004 away from Western Europe and towards the United States, United Kingdom and Ireland. This trend continued in 2005, although it was less pronounced, as the graphs on page 4 show.

### Participating interest in Heineken N.V.

The nominal value of our company's participating interest in Heineken N.V. as at 31 December 2005 amounted to €392 million. The nominal value of the ordinary shares issued by our company on the same date was also €392 million.

On 31 December 2005, our company's interest in Heineken N.V. represented 50.005% of Heineken N.V.'s total issued share capital.

### Results

With regard to the company's balance sheet and income statement, the Board of Directors has the following comments.

The Board of Directors has opted to avail itself of the opportunity granted pursuant to Section 362, subsection 8, Part 9, Book 2 of the Dutch Civil Code, whereby the IFRS accounting policies used in the preparation of the consolidated financial statements of Heineken Holding N.V. are also applied as the basis for valuing the assets and liabilities and determining the result in the company financial statements. The participating interest

**Gap between Heineken Holding N.V. and Heineken N.V. share price**
*in euros*
*Euronext Amsterdam*
*after restatement for recapitalisation and share split*


50
45
40
35
30
25
20
15
10
5
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Heineken Holding N.V. close
Heineken N.V. close

in Heineken N.V. is shown at its net asset value. This means that the shareholders' equity in the consolidated balance sheet of €1,985 million is equal to the shareholders' equity stated in the company balance sheet, less the priority shares.

Our company's share – of 50.005% – in Heineken N.V.'s profit after tax for 2005 of €761 million is recognised as income of €381 million in the company income statement. That share in Heineken N.V.'s profit is made up of both the distributed and retained earnings for 2005.

## Heineken N.V. performance 2005 and outlook

Heineken N.V. posted a net profit of €761 million in 2005. This result was higher than in 2004 thanks to an improved price and sales mix and despite the adverse effect of movements in the US dollar. The rise in the operating result was helped by improvements in efficiency, lower costs and lower financing expense.

The organic growth in profit, excluding exceptional items, totalled 7.3%. The outlook for continuing organic growth in profits in 2006 is good. Heineken N.V. is positive about the long-term profit forecast, given the strength of its brand portfolio, its distribution structure and the opportunities for efficiency gains.

More information on the above can be found in Heineken N.V.'s annual report.

## International Financial Reporting Standards (IFRS)

Pursuant to the legal requirements, Heineken has prepared its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as from 1 January 2005. The effects on shareholders' equity and the result are detailed in the notes to the consolidated balance sheet and income statement.

## Financial statements and appropriation of profit

The Board of Directors will submit the financial statements for 2005 to the General Meeting of Shareholders. These financial statements, which can be found on pages 14 to 77 of this annual report, have been audited by KPMG Accountants N.V. The report issued by the auditors can be found on page 80.

Heineken N.V. proposes to distribute a dividend for 2005 of €0.40 per share of €1.60 nominal value, of which €0.16 per share of €1.60 nominal value has already been paid as interim dividend.

With the approval of the meeting of priority shareholders, the Board of Directors has resolved to vote at the General Meeting of Shareholders of Heineken N.V. in favour of Heineken N.V.'s proposal to fix the dividend for 2005 at €0.40 per share of €1.60 nominal value, of which €0.16 has already been paid as interim dividend. On that basis, the dividend payable to our company for 2005 totals €98 million in cash, of which €39.2 million has already been received by way of interim dividend. The final dividend due will therefore be €58.8 million.

In accordance with the provisions of Article 10, paragraph 9, of the Articles of Association, an interim dividend of €0.16 per share of €1.60 nominal value was distributed to holders of ordinary shares on 21 September 2005. Pursuant to the provisions of Article 10 of the Articles of Association, a final dividend of €0.24 per share of €1.60 nominal value currently in issue will be payable to holders of ordinary shares from 8 May 2006. Like the holders of Heineken N.V. shares, holders of ordinary shares will therefore receive a total dividend of €0.40 per share of €1.60 nominal value. A total of €98 million will be distributed to holders of ordinary shares, while a total of €20 will be distributed to holders of priority shares.

Amsterdam, 21 February 2006
*Board of Directors*

M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

# 2005
# Financial statements

○ # Balance sheet of Heineken Holding N.V.

before appropriation of profit
in thousands of euros

| | | 31 December **2005** | 31 December 2004 |
|---|---|---|---|
| **Assets** | | | |
| *Financial fixed assets* | | | |
| Participating interest in Heineken N.V. | note I | **1,984,698** | 1,628,163 |
| *Current assets* | | | |
| Cash | note II | **8** | 21 |
| | | **1,984,706** | 1,628,184 |

## Balance sheet of Heineken Holding N.V.

| | | 31 December | 2005 | 31 December | 2004 |
|---|---|---|---|---|---|
| **Equity and liabilities** | | | | | |
| *Shareholders' equity* | | | | | |
| Issued capital: | | | | | |
| Priority shares | | 1 | | 1 | |
| A shares | | – | | 386,769 | |
| B shares | | – | | 5,250 | |
| Ordinary shares | | 392,019 | | – | |
| | | | 392,020 | | 392,020 |
| Legal reserves | | | 195,966 | | 174,295 |
| Other reserves | | | 88,279 | | 2,251 |
| Retained earnings | | | 927,895 | | 738,565 |
| Profit for the year | | | 380,538 | | 321,032 |
| | note III | | 1,984,698 | | 1,628,163 |
| *Current liabilities* | | | | | |
| Dividend for prior years | | | – | | 21 |
| Other payables | | | 8 | | – |
| | | | 1,984,706 | | 1,628,184 |

# Income statement of Heineken Holding N.V.

in thousands of euros

| | | **2005** | 2004 |
|---|---|---|---|
| Share in result of participating interest in Heineken N.V. after tax | note IV | **380,538** | 321,032 |
| Other revenues and expenses after tax | note V | **–** | – |
| Profit for the year | | **380,538** | 321,032 |

# Notes to the balance sheet as at 31 December 2005 and the income statement for 2005 of Heineken Holding N.V.

## General

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands. The financial statements have been prepared by the Board of Directors of the Company and authorised for issue on 21st of February 2006 and will be submitted for adoption to the Annual General Meeting of Shareholders on 20th of April 2006.

Heineken Holding N.V. presents a condensed income statement, using the exemption of Article 402 of Part 9, Book 2 of the Dutch Civil Code.

The amounts disclosed in the notes to the balance sheet and income statement are in thousands of euros unless otherwise indicated.

## Accounting principles

The Company financial statements have been prepared in accordance with the provisions of Part 9, Book 2 of the Dutch Civil Code. The Company uses the option of Section 362, subsection 8, Part 9, Book 2 of the Dutch Civil Code to prepare the Company financial statements on the basis of the same accounting principles as those applied for the consolidated financial statements. These consolidated financial statements are prepared for the first time in accordance with International Financial Reporting Standards (IFRS) and its interpretation adopted by the International Accounting Standards Board (IASB). Only IFRSs adopted by the European Union (EU) have been applied in preparation of the consolidated financial statements. For a further description of these principles see pages 26 to 36 of the notes to the consolidated financial statements.

Participating interests, over which significant influence is exercised, are stated on basis of the equity method. The share in the result of participating interests consists of the share of the Company in the result of these participating interests.

## Change in accounting policies

As a consequence of the application of IFRS, the Company has applied a change in accounting policies.
This change is initiated by use of the option of Section 362, subsection 8, Part 9, Book 2 of the Dutch Civil Code.

The retrospective accounted for effect of the change in accounting policies affected equity and profit. The effect on total equity attributable to equity holders of Heineken Holding N.V. as per 1 January 2004 and 31 December 2004 amounts to €99 million and €62 million negative respectively. The impact on the 2004 profit attributable to equity holders of Heineken Holding N.V. amounts to €53 million positive. For comparative purposes the previous year figures have been restated except for the effect of application of IAS 32 and IAS 39 Financial instruments.

For more detail, please refer to notes 18 and 30 to the consolidated financial statements in which the transition to IFRS is explained.

## note I Participating interest in Heineken N.V.

The nominal value of the participating interest in Heineken N.V., Amsterdam, as at 31 December 2005 amounted to €392 million, corresponding to 50.005% of the issued capital of Heineken N.V.

Valuation of the participating interest in Heineken N.V. is based on 50.005% of the shareholders' equity published by Heineken N.V. in its financial statements.

The market capitalisation of the participating interest in Heineken N.V. as at 31 December 2005, with a nominal value of €392 million, amounted to €6.6 billion (31 December 2004: €6 billion).

| | 2005 |
|---|---|
| **Balance as at 1 January 2004** | 1,490,149 |
| Change in accounting policy (application IFRS) | – 99,025 |
| | 1,391,124 |
| 50.005% of the profit of Heineken N.V. | 321,032 |
| Dividend payments received | – 86,244 |
| Effect of movements in foreign currencies | 2,251 |
| **Balance as at 31 December 2004** | 1,628,163 |
| **Balance as at 1 January 2005** | 1,628,163 |
| Change in accounting policies IAS 32 and IAS 39 | 22,002 |
| 50.005% of the profit of Heineken N.V. | 380,538 |
| Dividend payments received | – 98,005 |
| Effect of movements in foreign currencies | 71,599 |
| Fair value adjustments and cash flow hedges | – 19,599 |
| **Balance as at 31 December 2005** | 1,984,698 |

## note II Cash

This item relates to the balances as at balance sheet date on a current account and a deposit account relating to the priority shares.

## note III Shareholders' equity

| | Issued capital | Legal reserves | Translation reserve | Hedging and fair value reserve | Retained earnings | Profit for the year | Total equity[1] |
|---|---|---|---|---|---|---|---|
| **Balance as at 1 January 2004** | 392,020 | 56,803 | – | – | 642,286 | 399,040 | 1,490,149 |
| Effect transition to IFRS | – | 90,077 | – | – | – 189,102 | – | – 99,025 |
| **Balance as at 1 January 2004 according to IFRS** | 392,020 | 146,880 | – | – | 453,184 | 399,040 | 1,391,124 |
| Net income recognised directly in equity[2] | – | 1,662 | 2,251 | – | – 1,662 | – | 2,251 |
| Profit for the year | – | 39,811 | – | – | – 39,811 | 321,032 | 321,032 |
| Transfer to retained earnings | – | – 14,058 | – | – | 413,098 | – 399,040 | – |
| Dividends to shareholders | – | – | – | – | – 86,244 | – | – 86,244 |
| **Balance as at 31 December 2004** | 392,020 | 174,295 | 2,251 | – | 738,565 | 321,032 | 1,628,163 |
| **Balance as at 1 January 2005** | 392,020 | 174,295 | 2,251 | – | 738,565 | 321,032 | 1,628,163 |
| Net income recognised directly in equity[2] | – | 12,506 | 71,599 | 14,429 | – 24,532 | – | 74,002 |
| Profit for the year | – | 39,977 | – | – | – 39,977 | 380,538 | 380,538 |
| Transfer to retained earnings | – | – 30,812 | – | – | 351,844 | – 321,032 | – |
| Dividends to shareholders | – | – | – | – | – 98,005 | – | – 98,005 |
| **Balance as at 31 December 2005** | 392,020 | 195,966 | 73,850 | 14,429 | 927,895 | 380,538 | 1,984,698 |

[1] Total equity attributable to equity holders of Heineken Holding N.V.
[2] Net income recognised directly in equity is explained in the consolidated statement of income and expense.

For further explanation reference is made to note 16 to the consolidated financial statements.

## note IV Share in result of participating interest in Heineken N.V. after tax

Included here is the share in the net profit of Heineken N.V. for 2005, being 50.005% of €761 million (2004: 50.005% of €642 million).

## note V Other revenues and expenses after tax

Expenses made to manage and provide services to Heineken N.V. amounting to €543 thousand are reimbursed by Heineken N.V. to Heineken Holding N.V. in accordance with the management agreement.

The remuneration of the Board of Directors is disclosed in note 26 to the consolidated financial statements.

# Consolidated income statement

*in millions of euros*

| | | | 2005 | | 2004 |
|---|---|---|---|---|---|
| Revenue | note 1 | | **10,796** | | 10,062 |
| Raw materials, consumables and services | note 3 | **6,657** | | 6,101 | |
| Personnel expenses | note 4 | **2,180** | | 1,957 | |
| Depreciation and amortisation | note 5 | **710** | | 656 | |
| Total expenses | | | **9,547** | | 8,714 |
| Operating profit | | | **1,249** | | 1,348 |
| Interest income | | **60** | | 78 | |
| Interest expenses | | **– 199** | | – 243 | |
| Other net financing income/(expense) | note 6 | **25** | | – 165 | |
| Net financing costs | | | **– 114** | | – 330 |
| Share of profit of associates | | | **34** | | 21 |
| Profit before tax | | | **1,169** | | 1,039 |
| Income tax expense | note 7 | | **– 300** | | – 306 |
| Profit after tax | | | **869** | | 733 |
| Attributable to: | | | | | |
| Equity holders of Heineken Holding N.V. (net profit) | | | **381** | | 321 |
| Minority interests in Heineken N.V. | | | **380** | | 321 |
| Minority interests in Heineken N.V. group companies | | | **108** | | 91 |
| Profit after tax | | | **869** | | 733 |
| Number of shares | note 17 | | **245,011,848** | | 245,011,848 |
| Basic earnings per share (€) | note 17 | | **1.55** | | 1.31 |
| Diluted earnings per share (€) | | | **1.55** | | 1.31 |

# Consolidated statement of recognised income and expense

in millions of euros

| | 2005 | 2004 |
|---|---|---|
| Foreign exchange translation differences | **201** | 9 |
| Transition to IAS 32 and 39: | | |
| Change in hedging and fair value reserve | **67** | – |
| Change in retained earnings | **– 23** | – |
| Fair value adjustments available-for-sale investments | **17** | – |
| Cash flow hedges: | | |
| Effective portion of changes in fair value | **– 63** | – |
| Transferred to the income statement | **7** | – |
| Net income recognised directly in equity | **206** | 9 |
| Profit after tax | **869** | 733 |
| Total recognised income and expense | **1,075** | 742 |
| Attributable to: | | |
| Equity holders of Heineken Holding N.V. | **455** | 324 |
| Minority interests in Heineken N.V. | **454** | 323 |
| Minority interests in Heineken N.V. group companies | **166** | 95 |
| Total recognised income and expense | **1,075** | 742 |

# Consolidated balance sheet

*in millions of euros*

| | | 31 December **2005** | | 31 December 2004 | |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| *Non-current assets* | | | | | |
| Property, plant & equipment | note 8 | **5,067** | | 4,773 | |
| Intangible assets | note 9 | **2,380** | | 1,837 | |
| Investments in associates | note 10 | **172** | | 134 | |
| Investments | note 11 | **646** | | 632 | |
| Deferred tax assets | note 12 | **286** | | 269 | |
| | | | **8,551** | | 7,645 |
| *Current assets* | | | | | |
| Inventories | note 13 | **883** | | 782 | |
| Trade and other receivables | note 14 | **1,787** | | 1,646 | |
| Investments | note 11 | **23** | | 26 | |
| Cash and cash equivalents | note 15 | **585** | | 678 | |
| | | | **3,278** | | 3,132 |
| | | | **11,829** | | 10,777 |

| | | 31 December 2005 | | 31 December 2004 | |
|---|---|---|---|---|---|
| **Total equity** | | | | | |
| Issued capital | | **392** | | 392 | |
| Reserves | | **285** | | 178 | |
| Retained earnings | | **1,308** | | 1,058 | |
| Total equity attributable to the equity holders of Heineken Holding N.V. | note 16 | | **1,985** | | 1,628 |
| Minority interests in Heineken N.V. | | | **1,984** | | 1,628 |
| Minority interests in Heineken N.V. group companies | | | **545** | | 477 |
| | | | **4,514** | | 3,733 |
| **Liabilities** | | | | | |
| *Non-current liabilities* | | | | | |
| Interest-bearing loans and borrowings | note 19 | **2,195** | | 2,615 | |
| Other non-current liabilities | | **38** | | 23 | |
| Employee benefits | note 20 | **664** | | 680 | |
| Provisions | note 21 | **273** | | 298 | |
| Deferred tax liabilities | note 12 | **393** | | 384 | |
| | | | **3,563** | | 4,000 |
| *Current liabilities* | | | | | |
| Bank overdrafts | note 19 | **351** | | 517 | |
| Interest-bearing loans and borrowings | note 19 | **709** | | 429 | |
| Trade and other payables | note 22 | **2,451** | | 2,025 | |
| Income tax payable | | **141** | | 30 | |
| Provisions | note 21 | **100** | | 43 | |
| | | | **3,752** | | 3,044 |
| | | | **7,315** | | 7,044 |
| | | | **11,829** | | 10,777 |

# Consolidated statement of cash flows

in millions of euros

| | | | 2005 | | 2004 |
|---|---|---|---|---|---|
| **Operating activities** | | | | | |
| Profit attributable to the equity holders of Heineken Holding N.V. (net profit) | | 381 | | 321 | |
| Adjustments for: | | | | | |
| Depreciation and amortisation | note 5 | 768 | | 682 | |
| Gain on sale of property, plant & equipment and intangible assets | note 5 | – 58 | | – 26 | |
| Investment income and share of profit of associates | | – 128 | | – 120 | |
| Interest expense | | 221 | | 243 | |
| Tax expense | | 300 | | 306 | |
| Minority interests in Heineken N.V. | | 380 | | 321 | |
| Minority interests in Heineken N.V. group companies | | 108 | | 91 | |
| Other non-cash items | | 158 | | 284 | |
| *Cash flow from operations before changes in working capital and provisions* | | | 2,130 | | 2,102 |
| Change in trade and other receivables | | – 76 | | 69 | |
| Change in inventories | | – 18 | | 34 | |
| Change in trade and other payables | | 208 | | 27 | |
| *Total change in working capital* | | | 114 | | 130 |
| Change in provisions and employee benefits | | | – 31 | | – 69 |
| *Cash flow from operations* | | | 2,213 | | 2,163 |
| Interest paid and received | | – 141 | | – 175 | |
| Dividend received | | 20 | | 6 | |
| Income taxes paid | | – 220 | | – 383 | |
| *Cash flow from interest, dividend and income tax* | | | – 341 | | – 552 |
| *Cash flow from operating activities* | | | 1,872 | | 1,611 |
| **Investing activities** | | | | | |
| Proceeds from sale of property, plant & equipment and intangible assets | | 161 | | 67 | |
| Purchase of intangible assets | | – 21 | | – 18 | |
| Purchase of property, plant & equipment | | – 853 | | – 719 | |
| Loans issued to customers (debt securities) | | – 152 | | – 181 | |
| Repayment on loans to customers (debt securities) | | 131 | | 112 | |
| *Cash flow from operational investing activities* | | | – 734 | | – 739 |
| Acquisition of subsidiaries, associates and investments | note 2 | – 730 | | – 1,117 | |
| Disposal of subsidiaries, associates and investments | note 2 | 270 | | 61 | |
| *Cash flow from aqcuisitions and disposals* | | | – 460 | | – 1,056 |
| *Cash flow from investing activities* | | | – 1,194 | | – 1,795 |

Consolidated statement of cash flows

| | | 2005 | | 2004 |
|---|---|---|---|---|
| **Financing activities** | | | | |
| Proceeds from long-term borrowings | **363** | | 201 | |
| Repayment of long-term borrowings | **– 700** | | – 324 | |
| Dividends paid | **– 271** | | – 243 | |
| Other | **16** | | – | |
| *Cash flow from financing activities* | | **– 592** | | – 366 |
| Net cash flow | | **86** | | – 550 |
| Cash and cash equivalents net of bank overdrafts as at 1 January | | **161** | | 710 |
| Effect of foreign exchange movements | | **– 13** | | 1 |
| *Cash and cash equivalents net of bank overdrafts as at 31 December* | | **234** | | 161 |

# Notes to the consolidated financial statements

## Significant accounting policies

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands. The consolidated financial statements of the Company for the year ended 31 December 2005 comprise Heineken Holding N.V., Heineken N.V., its subsidiaries (together referred to as 'Heineken') and interests in associates and joint ventures. A summary of the main subsidiaries and joint ventures is included in notes 27 and 28. The financial statements have been prepared by the Board of Directors of the Company and authorised for issue on 21 February 2006 and will be submitted for adoption to the Annual General Meeting of Shareholders on 20 April 2006.

### (a) Statement of compliance

The consolidated financial statements have been prepared for the first time in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB).

Only IFRSs issued by the EU (i.e., only IFRSs that are adopted for use in the EU on the date of authorisation) have been applied in preparation of the consolidated financial statements.

IFRS 1 has been applied and an explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows is provided in note 30.

### (b) Basis of preparation

The financial statements are presented in euros, rounded to the nearest million, unless stated otherwise. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held-for-trading and financial instruments available-for-sale.

The accounting policies have been consistently applied to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet as at 1 January 2004 for the purpose of the transition to IFRS, except for the comparative information relating to financial instruments. Comparative information in respect of financial instruments is based on previous Dutch accounting principles. The adoption in the current year of IAS 32 and IAS 39 Financial instruments by Heineken and its effect on the balance sheet as at 1 January 2005 are disclosed in note 18. Heineken has used the IFRS exemption not to restate the comparative figures.

The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgements about the carrying values of the assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Notes 8, 9 and 20 contain information about the assumptions used in respect of property, plant and equipment, intangible assets and employee benefits. In note 23 the exposure to credit, interest rate and currency rate risks is explained.

Described in the notes to the financial statements are the most critical accounting judgements in applying Heineken's accounting policies.

## (c) Basis of consolidation

*(i) Subsidiaries*
Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

*(ii) Associates*
Associates are those entities in which Heineken has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include Heineken's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When Heineken's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has incurred obligations in respect of the associate.

*(iii) Joint ventures*
Joint ventures are those entities over whose activities Heineken has joint control, established by contractual agreement. The consolidated financial statements include Heineken's proportionate share of the entities' assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

*(iv) Investments*
Investments are investments in entities and are classified either as non-current assets or current assets and are, depending on the fact if they are strategic investments or not, stated at amortised cost or at fair value (refer accounting policy i).

*(v) Transactions eliminated on consolidation*
Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of Heineken's interest in the enterprise. Unrealised gains arising from transactions with associates are eliminated against the investment in the associate. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

## (d) Foreign currency

*(i) Foreign currency transactions*
Transactions in foreign currencies are translated at the foreign exchange rate ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies on the balance sheet date are translated to the functional currency at the foreign exchange rate ruling on that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling on the dates the values were determined. Non-monetary assets and liabilities denominated in foreign currencies that are stated at cost remain translated into the functional currency at historical foreign exchange rates.

The following exchange rates were used while preparing these financial statements (for most important countries in which Heineken has operations):

| *In euros* | *Year end* | | *Average* | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| CLP | 0.001651 | 0.001314 | 0.001442 | 0.001321 |
| EGP | 0.148588 | 0.120482 | 0.139265 | 0.129895 |
| NGN | 0.006464 | 0.005527 | 0.006137 | 0.005985 |
| PLN | 0.259081 | 0.243902 | 0.248562 | 0.221158 |
| RUB | 0.029416 | 0.026428 | 0.028442 | 0.027959 |
| SGD | 0.510204 | 0.449035 | 0.483394 | 0.476624 |
| USD | 0.845380 | 0.732332 | 0.804366 | 0.805224 |

*(ii) Financial statements of foreign operations*
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to the functional currency at foreign exchange rates ruling on the balance sheet date. The revenues and expenses of foreign operations are translated to the functional currency at rates approximating the foreign exchange rates ruling on the dates of the transactions.

Foreign exchange differences arising on translation are recognised directly in equity as a separate component.

*(iii) Net investment in foreign operations*
Exchange differences arising from the translation of the net investment in foreign operations are taken to the translation reserve. They are released into the income statement on disposal. Any differences that have arisen since 1 January 2004, the date of transition to IFRS, are presented as a separate component of equity. The cumulative translation differences on the date of transition to IFRS are deemed to be zero.

**(e) Derivative financial instruments**
Heineken uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, derivatives for which hedge accounting is not applied are accounted for as trading instruments.

Derivative financial instruments are recognised at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (refer accounting policy f).

The fair value of interest rate swaps is the estimated amount that Heineken would receive or pay to terminate the swap on the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counter parties. The fair value of forward exchange contracts is their calculated market price on the balance sheet date, being the present value of the quoted forward price.

**(f) Hedging**

*(i) Cash flow hedges*
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, a firm commitment or a highly probable forecasted transaction, the effective part of any

gain or loss on the derivative financial instrument is recognised directly in equity. When the firm commitment or forecasted transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognised in the income statement at the same time as the hedged transaction affects the consolidated income statement. The effectiveness of the hedge is measured by comparing the cumulative change in fair value of the derivative financial instruments with the hedge item. The ineffective part of any gain or loss is recognised in the income statement immediately. Any gain or loss arising from changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised in the income statement immediately.

When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

## (g) Property, plant & equipment (P, P & E)

*(i) Owned assets*

Items of property, plant and equipment are stated at cost less government grants received (refer iv), accumulated depreciation (refer v) and impairment losses (refer accounting policy m). The historical cost comprises the initial purchase price increased with direct acquisition costs (like transports and non-recoverable taxes). The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

*(ii) Leased assets*

Leases in terms of which Heineken assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (refer v) and impairment losses (refer accounting policy m). Lease payments are accounted for as described in accounting policy t.

*(iii) Subsequent expenditure*

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalised. Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

*(iv) Government grants*

Government grants related to property, plant and equipment and grants relating to research and development activities are recognised when it is reasonably assured that Heineken will comply with the conditions attaching to them and the grants will be received.

*(v) Depreciation*

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately.
Land and assets under construction are not depreciated.

The estimated useful lives are as follows:

| | |
|---|---|
| Buildings | 30-40 years |
| Plant and equipment | 10-30 years |
| Other fixed assets | 5-10 years |

The residual value as well as the useful lives are reassessed annually.

**(h) Intangible assets**

*(i) Goodwill*

Goodwill arising on an acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired. In respect of acquisitions prior to 1 October 2003, goodwill is included on the basis of deemed cost, being the amount recorded under previous accounting principles.

Goodwill is stated at cost less accumulated impairment losses (refer accounting policy m). Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment. Goodwill on acquisitions purchased before 1 January 2003 has been deducted from equity. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on acquisition is recognised directly in the income statement.

*(ii) Brands*

Brands acquired, separately, or as part of a business combination are capitalised as part of a brand portfolio if the brands meet the definition of an intangible asset and the recognition criteria are satisfied. Brand portfolios acquired as part of a business combination include the customer base related to the brand because it is assumed that brands have no value without customer base and vice versa. Brand portfolios acquired as part of a business combination are valued at fair value based on the royalty relief method. Brands and brand portfolios acquired separately are stated at cost. Brands and brand portfolios are amortised on a straight-line basis over their estimated useful life.

*(iii) Research and development*

Expenditure on research activities, undertaken with the prospect of gaining technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and Heineken has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation (refer vi) and impairment losses (refer accounting policy m).

*(iv) Other intangible assets*

Other intangible assets that are acquired by Heineken are stated at cost less accumulated amortisation (refer vi) and impairment losses (refer accounting policy m). Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

*(v) Subsequent expenditure*

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

*(vi) Amortisation intangible assets*
Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets except goodwill, from the date they are available for use. The estimated useful lives are as follows:

| | |
|---|---|
| Brands | 15 - 25 years |
| Software | 3 years |
| Capitalised development costs | 3 years |

**(i) Investments**

*(i) Debt securities held-to-maturity*
Debt securities are loans and long-term receivables and are valued at amortised cost.

*(ii) Investments in debt and equity securities*
Investments held-for-trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.
Other investments held by Heineken are classified as being available-for-sale, and are stated at fair value, with any resultant gain or loss being recognised in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.

The fair value of investments held-for-trading and investments available-for-sale is their quoted bid price on the balance sheet date.

Investments held-for-trading and available-for-sale investments are recognised or derecognised by Heineken on the date it commits to purchase or sell the investments. Investments held-to-maturity are recognised or derecognised on the day they are transferred to or by Heineken.

**(j) Inventories**

*(i) General*
Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

*(ii) Finished products and work in progress*
Finished products and work in progress are stated at manufacturing cost taking into account the production stage reached. Costs include an appropriate share of direct production overheads based on normal operating capacity.

*(iii) Other inventories and spare parts*
The cost of other inventories is based on weighted averages and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

Spare parts are valued at the lower of cost or net realisable value. Value reductions and usage of parts are charged to the income statement. Spare parts acquired as part of an equipment purchase and which will only be used in connection with this specific equipment, are initially capitalised and amortised as part of the equipment.

**(k) Trade and other receivables**

Long-term trade receivables, trade and other receivables are stated at (amortised) cost less impairment losses (refer accounting policy m).

**(l) Cash and cash equivalents**

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and which form an integral part of Heineken's cash management are a component of cash and cash equivalents for the purpose of the statement of cash flows.

**(m) Impairment**

*(i) General*

The carrying amounts of Heineken's assets other than inventories (refer accounting policy j) and deferred tax assets (refer accounting policy u), are reviewed on each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For goodwill, the recoverable amount is estimated on each balance sheet date. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then, to reduce the carrying amount of the other assets in the unit, on a pro rata basis.

Goodwill is tested annually and was also tested for impairment on 1 January 2004, the date of transition to IFRS.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the income statement.

*(ii) Calculation of recoverable amount*

The recoverable amount of Heineken's investments in held-to-maturity securities and receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

*(iii) Reversal of impairments*

An impairment loss in respect of a held-to-maturity security or receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through the income statement. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss shall be reversed with the amount of the reversal recognised in the income statement.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

### (n) Share capital

Share capital is classified as equity. Dividends are recognised as a liability in the period in which they are declared.

### (o) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement as finance costs over the period of the borrowings on an effective interest basis.

### (p) Employee benefits

*(i) Defined contribution plans*

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

*(ii) Defined benefit plans*

Heineken's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield on balance sheet date on high-quality credit rated bonds that have maturity dates approximating the terms of Heineken's obligations.

The calculations are performed by qualified actuaries using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses as at 1 January 2004, the date of transition to IFRS, were recognised in equity.

In respect of actuarial gains and losses that arise subsequent to 1 January 2004 in calculating Heineken's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to Heineken, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

*(iii) Other long-term employee benefits*

Heineken's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield on balance sheet date on high-quality credit rated bonds in the appropriate currency that have maturity dates approximating the terms of Heineken's obligations.

*(iv) Long-term incentive plan (equity compensation benefits)*

As at 1 January 2005 Heineken N.V. established a share plan for the Executive Board members of Heineken N.V., see note 26.

The fair value of the share rights granted is recognised as personnel expenses with a corresponding increase in equity. The fair value is measured on grant date using the Monte Carlo model taking into account the terms and conditions of the plan. The costs of the plan are spread evenly over the performance period.

**(q) Provisions**

*(i) Restructuring*

A provision for restructuring is recognised when Heineken has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for. The provision is calculated at the net present value of the benefit commitments in connection with early retirement, relocation and redundancy schemes.

*(ii) Other*

A provision is recognised in the balance sheet when Heineken has a legal or constructive obligation as result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

**(r) Trade and other payables**

Trade and other payables are stated at (amortised) cost.

**(s) Revenue**

*(i) Goods sold and services rendered*

Revenue from the sale of products is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

Net revenue are proceeds from sales of products and services supplied to third parties, net of sales tax, excise duties, customer discounts and other sales related discounts.

*(ii) Other revenue*

Other revenue are proceeds from sales of by-products, POS materials, royalties, rental income and technical services to third parties, net of sales tax. Sales of by-products and POS materials are recognised in the income statement when ownership has been transferred to the buyer. Royalties are recognised in the income statement on an accrual basis in accordance with the substance of the relevant agreement. Rental income and technical services are recognised in the income statement when the services have been delivered.

## (t) Expenses

*(i) Operating lease payments*
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

*(ii) Finance lease payments*
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

*(iii) Net financing costs*
Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement (refer accounting policy f).

Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset. Dividend income is recognised in the income statement on the date that the dividend is declared.

The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

## (u) Income tax

Income tax in the income statement for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted on the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted on the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

**(v) Segment reporting**

A segment is a distinguishable component that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in respect of Heineken's geographical segments, which is based on Heineken's management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly deferred tax, interest-bearing loans, borrowings and expenses. Corporate assets and income and expenses are included in Western Europe. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Inter-segment pricing is determined on an arm's length basis.

## note 1 Segment reporting

**Geographical**

Heineken identifies the following geographical segments:

- Western Europe
- Central and Eastern Europe
- The Americas
- Africa and the Middle East
- Asia / Pacific

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Profit has been presented unallocated since items like net financing expenses, deferred tax results and several other items are subject to judgemental allocation. Corporate expenses are included in Western Europe.

**Business segments**

As almost the entire revenue of Heineken is accounted for by just one product group, namely beer, the financial information is segmented by geographical area only. The remaining activities are not reported separately on a segment basis as risks and rewards are not significantly different. The segment reporting is in line with the internal management information structure. Revenues and results are allocated to the region where the product is sold to the customer. Export revenues and results are also allocated to the regions. Most of the production facilities are located in Europe. Sales to the other regions are charged at transfer prices with a surcharge for cost of capital.

| Geographical segments | Western Europe | | Central and Eastern Europe | | The Americas | |
|---|---|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 |
| Revenue | | | | | | |
| Third-party revenue proceeds* | **4,744** | 4,676 | **2,768** | 2,512 | **1,733** | 1,516 |
| Interregional revenue proceeds | **641** | 673 | **28** | 14 | **–** | – |
| **Total revenue** | **5,385** | 5,349 | **2,796** | 2,526 | **1,733** | 1,516 |
| **Operating profit** | **456** | 562 | **290** | 254 | **242** | 284 |
| Share of profit of associates | **2** | 3 | **8** | 2 | **14** | 7 |
| Interest income and expenses | | | | | | |
| Other net financing income/(expenses) | | | | | | |
| Income tax expense | | | | | | |
| **Profit after tax** | | | | | | |
| *Attributable to:* | | | | | | |
| Equity holders of Heineken Holding N.V. (net profit) | | | | | | |
| Minority interests in Heineken N.V. | | | | | | |
| Minority interests in Heineken N.V. group companies | | | | | | |
| **Profit after tax** | | | | | | |
| *Beer volumes* | | | | | | |
| Consolidated volume | **31,896** | 32,196 | **39,308** | 36,924 | **11,782** | 11,473 |
| Minority interests | **–** | – | **6,160** | 5,666 | **3,197** | 2,935 |
| Licences | **285** | 286 | **–** | – | **144** | 141 |
| Interregional volume | **9,135** | 9,006 | **120** | 136 | **–** | – |
| **Group volume** | **41,316** | 41,488 | **45,588** | 42,726 | **15,123** | 14,549 |
| Segment assets | **3,803** | 3,921 | **4,956** | 4,277 | **1,179** | 954 |
| Investments in associates | **10** | 3 | **15** | 15 | **62** | 60 |
| Total segment assets | **3,813** | 3,924 | **4,971** | 4,292 | **1,241** | 1,014 |
| Unallocated assets | | | | | | |
| **Total assets** | | | | | | |
| Segment liabilities | **2,860** | 4,203 | **2,940** | 1,650 | **600** | 443 |
| **Total liabilities** | | | | | | |
| Total equity | | | | | | |
| **Total equity and liabilities** | | | | | | |
| Purchase of property, plant & equipment | **372** | 328 | **254** | 222 | **60** | 25 |
| Purchase of goodwill | **14** | 24 | **430** | 555 | **34** | 8 |
| Purchase of other intangible assets | **5** | 7 | **13** | 7 | **2** | 2 |
| Depreciation of property, plant & equipment | **274** | 290 | **231** | 224 | **45** | 39 |
| Impairment of property, plant & equipment | **5** | – | **–** | 3 | **–** | – |
| Amortisation intangibles | **13** | 16 | **18** | 16 | **4** | 3 |
| Impairment intangibles | **–** | – | **15** | 2 | **–** | – |

| Africa and the Middle East 2005 | Africa and the Middle East 2004 | Asia/Pacific 2005 | Asia/Pacific 2004 | Eliminations 2005 | Eliminations 2004 | Consolidated 2005 | Consolidated 2004 |
|---|---|---|---|---|---|---|---|
| 1,049 | 887 | 502 | 471 | – | – | 10,796 | 10,062 |
| 3 | 2 | – | – | – 672 | – 689 | – | – |
| 1,052 | 889 | 502 | 471 | – 672 | – 689 | 10,796 | 10,062 |
| 196 | 185 | 65 | 63 | – | – | 1,249 | 1,348 |
| 2 | 2 | 8 | 7 | – | – | 34 | 21 |
| | | | | | | – 139 | – 165 |
| | | | | | | 25 | – 165 |
| | | | | | | – 300 | – 306 |
| | | | | | | 869 | 733 |
| | | | | | | 381 | 321 |
| | | | | | | 380 | 321 |
| | | | | | | 108 | 91 |
| | | | | | | 869 | 733 |
| 11,559 | 10,786 | 5,976 | 5,312 | – | – | 100,521 | 96,691 |
| 679 | 335 | 3,779 | 3,227 | – | – | 13,815 | 12,163 |
| 2,798 | 2,360 | 1,047 | 987 | – | – | 4,274 | 3,774 |
| – | 28 | – | – | – 9,255 | – 9,170 | – | – |
| 15,036 | 13,509 | 10,802 | 9,526 | – 9,255 | – 9,170 | 118,610 | 112,628 |
| 1,090 | 804 | 381 | 328 | | | 11,409 | 10,284 |
| 16 | 21 | 69 | 35 | | | 172 | 134 |
| 1,106 | 825 | 450 | 363 | | | 11,581 | 10,418 |
| | | | | | | 248 | 359 |
| | | | | | | 11,829 | 10,777 |
| 680 | 564 | 235 | 184 | | | 7,315 | 7,044 |
| | | | | | | 7,315 | 7,044 |
| | | | | | | 4,514 | 3,733 |
| | | | | | | 11,829 | 10,777 |
| 116 | 120 | 51 | 24 | | | 853 | 719 |
| 45 | – 23 | – 10 | 30 | | | 513 | 594 |
| 1 | 2 | – | – | | | 21 | 18 |
| 80 | 56 | 17 | 6 | | | 647 | 615 |
| 6 | – | – | – | | | 11 | 3 |
| 2 | 1 | – | – | | | 37 | 36 |
| – | – | – | – | | | 15 | 2 |

## note 2 Acquisitions and disposals of subsidiaries and joint ventures

There were a number of changes in the scope of the consolidation during the year.
The most significant changes are mentioned below.

| *Acquisitions during the year* | *% acquired* | *Acquired and consolidated from* |
|---|---|---|
| Brauerei Hoepfner, Germany | 49.9 | 1 January 2005 |
| Fürstlich Fürstenbergische Brauerei, Germany | 49.9 | 1 January 2005 |
| Würzburger Hofbraü, Germany | 28.5 | 1 January 2005 |
| Hubauer, Germany | 49.9 | 1 January 2005 |
| Consolidated Breweries, Nigeria | 50.1 | 1 January 2005 |
| Jiangsu DaFuHao Breweries Co. Ltd., China | 18.4 | 1 April 2005 (not consolidated) |
| Tempo Beverages, Israel | 40.0 | 1 June 2005 |
| Patra Brewery, Russia | 100.0 | 1 July 2005 |
| Stepan Razin Brewery, Russia | 100.0 | 1 August 2005 |
| Baikal Brewery, Russia | 100.0 | 1 November 2005 |
| Ivan Taranov Breweries, Russia | 100.0 | 1 December 2005 |

Acquisitions in 2005 contributed €10 million to operating profit. If all those acquisitions would have been effected as per 1 January 2005, the estimated contribution to operating profit would have been €16 million.

| *Disposal during the year* | *Deconsolidated from* |
|---|---|
| Brau Union Real Estate, Austria | 1 January 2005 |

## Effect of acquisitions and disposals

The Russian acquisitions had the following effect on Heineken's assets and liabilities.

| | Acquisitions | 2005 |
|---|---|---|
| Property, plant & equipment | 188 | |
| Intangible assets | 46 | |
| Investments | 2 | |
| Deferred tax assets | 10 | |
| Inventories | 29 | |
| Trade and other receivables | 63 | |
| Minority interests | 3 | |
| Interest-bearing loans and borrowings | – 109 | |
| Deferred tax liabilities | – 15 | |
| Other payables | – 80 | |
| Net identifiable assets and liabilities | | 137 |
| Goodwill on acquisitions | | 393 |
| Consideration paid, satisfied in cash | | 530 |
| Cash acquired | | – 4 |
| Net cash outflow | | 526 |

The fair values of assets and liabilities of the Russian acquisitions have been determined on a provisional basis, since not all relevant information was available yet on the date of acquisition.

The goodwill related to the acquisitions amounted to €393 million. The amount of goodwill paid relates to expected synergies to be achieved. Synergies to be achieved are a result of a stronger presence in the market and synergies in purchasing, sourcing and selling due to the integration of Heineken's activities with the companies in Russia. The strong local market positions will enable Heineken to roll out the national and international brand portfolio.

Other acquisitions and disposals had the following effect on Heineken's assets and liabilities.

| | Acquisitions 2005 | | Disposals 2005 | |
|---|---|---|---|---|
| Property, plant & equipment | 89 | | – 253 | |
| Intangible assets | 4 | | – | |
| Investments in associates | 5 | | – | |
| Other investments | – 8 | | – | |
| Deferred tax assets | 2 | | – | |
| Inventories | 24 | | – | |
| Trade and other receivables | 12 | | – 2 | |
| Minority interests | 8 | | – | |
| Interest-bearing loans and borrowings | – 21 | | – | |
| Employee benefits | – 11 | | – | |
| Provisions | – 20 | | 1 | |
| Deferred tax liabilities | – 7 | | – | |
| Other payables | – 25 | | 3 | |
| Net identifiable assets and liabilities | | 52 | | – 251 |
| Goodwill on acquisitions | | 120 | | – |
| Consideration paid/(received), satisfied in cash | | 172 | | – 251 |
| Cash acquired | | 2 | | – |
| Net cash outflow/(inflow) | | 174 | | – 251 |

The fair values of assets and liabilities of some acquisitions have been determined on a provisional basis, since not all relevant information was available yet on the date of acquisition.
The amount of goodwill paid relates to synergies to be achieved. Synergies to be achieved are a result of a stronger presence in the market and synergies in purchasing, sourcing and selling due to the integration of Heineken's activities in the region.
The disposals relate to the sale of the real estate business in Austria.

## note 3 Raw materials, consumables and services

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Raw materials | 715 | | 709 | |
| Packaging | 1,244 | | 1,142 | |
| Goods for resale | 1,404 | | 1,235 | |
| Stock movements | 10 | | – 7 | |
| Marketing and selling expenses | 1,353 | | 1,192 | |
| Transport costs | 525 | | 520 | |
| Energy and water | 218 | | 181 | |
| Repair and maintenance | 241 | | 233 | |
| Other expenses | 947 | | 896 | |
| | | 6,657 | | 6,101 |

## note 4 Personnel expenses

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Wages and salaries | 1,413 | | 1,331 | |
| Contributions to defined contribution plans | 13 | | 15 | |
| Increase in liability defined benefit plans | 96 | | 96 | |
| Increase in other long-term employee benefits | 11 | | 10 | |
| Compulsory social security contributions | 251 | | 259 | |
| Other personnel expenses | 396 | | 246 | |
| | | 2,180 | | 1,957 |
| *Average number of employees during the year* | | | | |
| Subsidiaries: | | | | |
| Netherlands | 4,541 | | 4,885 | |
| Other Western Europe | 12,831 | | 13,583 | |
| Central and Eastern Europe | 18,211 | | 17,233 | |
| The Americas | 1,827 | | 1,760 | |
| Africa and the Middle East | 11,897 | | 10,982 | |
| Asia/Pacific | 1,050 | | 1,024 | |
| | | 50,357 | | 49,467 |
| Joint ventures[1]: | | | | |
| Western Europe | – | | – | |
| Central and Eastern Europe | 4,824 | | 4,037 | |
| The Americas | 4,069 | | 3,846 | |
| Africa and the Middle East | 630 | | 583 | |
| Asia/Pacific | 4,425 | | 3,799 | |
| | | 13,948 | | 12,265 |
| | | 64,305 | | 61,732 |

[1] Employees of joint ventures are stated at 100%

## note 5 Depreciation and amortisation

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Property, plant & equipment | **658** | | 618 | |
| Intangible assets | **52** | | 38 | |
| | | **710** | | 656 |

## note 6 Other net financing income/(expense)

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Impairment investments | **– 6** | | – 190 | |
| Dividend income | **13** | | 11 | |
| Exchange rate differences | **19** | | – 4 | |
| Other financing income/(expense) | **– 1** | | 18 | |
| | | **25** | | – 165 |

The impairment of investments in 2004 relates to Cervejarias Kaiser S.A., Brasil.

## note 7 Income tax expense

| | | 2005 | | 2004 |
|---|---|---|---|---|
| **Recognised in the income statement** | | | | |
| *Current tax expense* | | | | |
| Current year | **326** | | 333 | |
| (Over)/under provided in prior years | **– 14** | | 10 | |
| | | **312** | | 343 |
| *Deferred tax expense* | | | | |
| Origination and reversal of timing differences | **– 12** | | – 20 | |
| Reduction in tax rate | **– 6** | | – 21 | |
| Benefit of tax losses recognised | **6** | | 4 | |
| | | **– 12** | | – 37 |
| | | **300** | | 306 |

| | | 2005 | | 2004 |
|---|---|---|---|---|
| **Reconciliation of effective tax rates** | | | | |
| Profit before tax | **1,169** | | 1,039 | |
| Income from associates | **– 34** | | – 21 | |
| Dividend income | **– 13** | | – 11 | |
| Book profit on sale of Whitbread | **–** | | – 17 | |
| Impairment investments | **6** | | 190 | |
| Taxable profit | | **1,128** | | 1,180 |

| | % | 2005 | % | 2004 |
|---|---|---|---|---|
| Income tax using corporate tax rate | **31.5** | **354** | 34.5 | 407 |
| Effect of tax rates in foreign jurisdictions | **– 2.5** | **– 29** | – 6.1 | – 72 |
| Effect of non-deductible expenses | **2.6** | **30** | 2.3 | 27 |
| Effect of tax incentives | **– 4.0** | **– 45** | – 4.1 | – 48 |
| Effect of tax losses utilised | **0.5** | **6** | 0.4 | 4 |
| Reduction of tax rates | **– 0.6** | **– 6** | – 1.8 | – 21 |
| (Over)/under provided in prior years | **– 1.2** | **– 14** | 0.9 | 10 |
| Other | **0.3** | **4** | – 0.1 | – 1 |
| | **26.6** | **300** | 26.0 | 306 |

| | | 2005 | | 2004 |
|---|---|---|---|---|
| **Deferred tax credit recognised directly in equity** | | | | |
| Relating to policy changes | **– 12** | | – | |
| Relating to fair value adjustments | **31** | | – | |
| | | **19** | | – |

## note 8 Property, plant & equipment

| | Land and buildings | Plant and equipment | Other fixed assets | P,P&E under construction | Total |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| Balance as at 1 January 2004 | 2,713 | 4,271 | 2,534 | 165 | 9,683 |
| Changes in consolidation | 3 | 77 | 10 | 2 | 92 |
| Purchases | 59 | 191 | 281 | 188 | 719 |
| Transfer of completed projects under construction | 29 | 75 | 89 | – 193 | – |
| Disposals | – 17 | – 35 | – 120 | – | – 172 |
| Effect of movements in foreign exchange | 11 | 16 | 18 | 1 | 46 |
| Balance as at 31 December 2004 | 2,798 | 4,595 | 2,812 | 163 | 10,368 |
| Balance as at 1 January 2005 | 2,798 | 4,595 | 2,812 | 163 | 10,368 |
| Changes in consolidation | – 202 | 122 | – 40 | 7 | – 113 |
| Purchases | 59 | 197 | 299 | 298 | 853 |
| Transfer of completed projects under construction | 48 | 77 | 82 | – 207 | – |
| Disposals | – 64 | – 82 | – 253 | – | – 399 |
| Effect of movements in foreign exchange | 86 | 184 | 85 | 10 | 365 |
| Balance as at 31 December 2005 | 2,725 | 5,093 | 2,985 | 271 | 11,074 |
| **Depreciation and impairment losses** | | | | | |
| Balance as at 1 January 2004 | – 1,201 | – 2,299 | – 1,551 | – | – 5,051 |
| Changes in consolidation | – 1 | – | – 3 | – | – 4 |
| Depreciation charge for the year | – 49 | – 246 | – 320 | – | – 615 |
| Impairment charge | – | 1 | – 4 | – | – 3 |
| Disposals | – 18 | 24 | 100 | – | 106 |
| Effect of movements in foreign exchange | – | – 1 | – 27 | – | – 28 |
| Balance as at 31 December 2004 | – 1,269 | – 2,521 | – 1,805 | – | – 5,595 |
| Balance as at 1 January 2005 | – 1,269 | – 2,521 | – 1,805 | – | – 5,595 |
| Changes in consolidation | 12 | 71 | 54 | – | 137 |
| Depreciation charge for the year | – 29 | – 288 | – 330 | – | – 647 |
| Impairment charge | – | 3 | – 14 | – | – 11 |
| Disposals | – 24 | 75 | 190 | – | 241 |
| Effect of movements in foreign exchange | – 29 | – 64 | – 39 | – | – 132 |
| Balance as at 31 December 2005 | – 1,339 | – 2,724 | – 1,944 | – | – 6,007 |
| **Carrying amount** | | | | | |
| *As at 1 January 2004* | 1,512 | 1,972 | 983 | 165 | 4,632 |
| *As at 31 December 2004* | 1,529 | 2,074 | 1,007 | 163 | 4,773 |
| *As at 1 January 2005* | 1,529 | 2,074 | 1,007 | 163 | 4,773 |
| *As at 31 December 2005* | 1,386 | 2,369 | 1,041 | 271 | 5,067 |

**Security**

Property, plant & equipment totalling €137 million (2004: €140 million) have been pledged as security to the authorities in a number of countries for the payment of taxation, particularly excise duties on beers, non-alcoholic beverages and spirits and import duties.

**Property, plant & equipment under construction**

Property, plant & equipment under construction mainly relates to the construction of the new brewery at Seville, Spain. The new brewery will come on-stream in 2007 and will be fully operational early 2008.

## note 9 Intangible assets

| | Goodwill | Brands | Software and other | Total |
|---|---|---|---|---|
| **Cost** | | | | |
| Balance as at 1 January 2004 | 1,034 | 168 | 121 | 1,323 |
| Changes in consolidation | 594 | – | 3 | 597 |
| Purchases/internally developed | 3 | 5 | 10 | 18 |
| Disposals | – | 2 | – 14 | – 12 |
| Effect of movements in foreign exchange | – 4 | – | 2 | – 2 |
| Balance as at 31 December 2004 | 1,627 | 175 | 122 | 1,924 |
| Balance as at 1 January 2005 | 1,627 | 175 | 122 | 1,924 |
| Changes in consolidation | 513 | 54 | – 4 | 563 |
| Purchases/internally developed | 1 | 3 | 17 | 21 |
| Disposals | – 1 | – | – 2 | – 3 |
| Effect of movements in foreign exchange | 12 | – | 4 | 16 |
| Balance as at 31 December 2005 | 2,152 | 232 | 137 | 2,521 |
| **Depreciation and impairment losses** | | | | |
| Balance as at 1 January 2004 | – | – 1 | – 56 | – 57 |
| Amortisation charge for the year | – | – 8 | – 28 | – 36 |
| Impairment charge | – | – 2 | – | – 2 |
| Disposals | – | – | 7 | 7 |
| Effect of movements in foreign exchange | – | – | 1 | 1 |
| Balance as at 31 December 2004 | – | – 11 | – 76 | – 87 |
| Balance as at 1 January 2005 | – | – 11 | – 76 | – 87 |
| Amortisation charge for the year | – | – 8 | – 29 | – 37 |
| Impairment charge | – 14 | – 1 | – | – 15 |
| Effect of movements in foreign exchange | – | – | – 2 | – 2 |
| Balance as at 31 December 2005 | – 14 | – 20 | – 107 | – 141 |
| **Carrying amount** | | | | |
| *As at 1 January 2004* | 1,034 | 167 | 65 | 1,266 |
| *As at 31 December 2004* | 1,627 | 164 | 46 | 1,837 |
| *As at 1 January 2005* | 1,627 | 164 | 46 | 1,837 |
| *As at 31 December 2005* | 2,138 | 212 | 30 | 2,380 |

| | | 2005 | | 2004 |
|---|---|---|---|---|
| **Impairment losses and subsequent reversals** | | | | |
| *Impairment tests for cash-generating units containing goodwill* | | | | |
| Goodwill relates to the following Operating Companies: | | | | |
| Brau Union (acquisition 2003) | **1,115** | | 1,097 | |
| Russia | **448** | | 55 | |
| Compania Cervecerias Unidas (CCU) | **320** | | 286 | |
| | | **1,883** | | 1,438 |
| Various other Operating Companies | | **255** | | 189 |
| | | **2,138** | | 1,627 |

Goodwill has been tested for impairment as at 31 December 2005. The recoverable amounts significantly exceed the carrying amount of the operations including goodwill. Goodwill has not been impaired, except for three operations where an impairment loss of €14 million was charged to the results.

The recoverable amounts of the cash-generating units are based on value-in-use calculations. Those calculations use cash flow projections based on actual operating results and the three-year business plan extrapolated for the first five-year period. Cash flows for periods after 2010 are extrapolated using inflation plus an adjusted growth rate. The growth rate is consistent with the long-term expected growth rate for the industry per region.

A per cash-generating unit-specific Weighted Average Cost of Capital (WACC) has been used in discounting the projected cash flows.

## note 10 Investments in associates

Heineken has the following investments in associates, direct or indirect through subsidiaries or joint ventures:

| | | *Ownership %* | |
|---|---|---|---|
| | *Country* | **2005** | 2004 |
| Cervecerias Costa Rica S.A. | Costa Rica | **25.0** | 25.0 |
| Brasserie Nationale d'Haiti | Haiti | **23.3** | 23.3 |
| Guinness Ghana Breweries Ltd. | Ghana | **20.0** | 20.0 |
| Sierra Leone Brewery | Sierra Leone | **42.5** | 42.5 |
| Guinness Anchor Berhad* | Malaysia | **10.7** | 10.7 |
| Thai Asia Pacific Brewery Co. Ltd.* | Thailand | **14.7** | 14.8 |
| Jiangsu DaFuHao Breweries Co. Ltd.* | China | **18.4** | – |

* Indirect through joint ventures.

Heineken's share in the profit of associates for the year ended 31 December 2005 was €34 million (2004: €21 million).

## note 11 Investments

| | | 2005 | | 2004 |
|---|---|---|---|---|
| **Non-current investments** | | | | |
| Debt securities held-to-maturity | **481** | | 506 | |
| Equity securities available-for-sale | **165** | | 126 | |
| | | **646** | | 632 |
| **Current investments** | | | | |
| Equity securities held-for-trading | | **23** | | 26 |

## note 12 Deferred tax assets and liabilities

| **Recognised deferred tax assets and liabilities** | Assets | | Liabilities | | Net | |
|---|---|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 |
| Deferred tax assets and liabilities are attributable to the following items: | | | | | | |
| Property, plant & equipment | **21** | 3 | **381** | 344 | **– 360** | – 341 |
| Intangible assets | **27** | 26 | **42** | 44 | **– 15** | – 18 |
| Other investments | **16** | 11 | **2** | 6 | **14** | 5 |
| Inventories | **4** | 3 | **– 5** | – 8 | **9** | 11 |
| Interest-bearing loans and borrowings | **3** | 1 | **–** | – | **3** | 1 |
| Employee benefits | **144** | 160 | **5** | 3 | **139** | 157 |
| Provisions | **56** | 47 | **– 4** | – 4 | **60** | 51 |
| Other items | **65** | 64 | **41** | 67 | **24** | – 3 |
| Tax value of loss carry-forwards recognised | **19** | 22 | **–** | – | **19** | 22 |
| Tax (assets)/liabilities | **355** | 337 | **462** | 452 | **– 107** | – 115 |
| Set-off of tax | **– 69** | – 68 | **– 69** | – 68 | **–** | – |
| Net tax (assets)/liabilities | **286** | 269 | **393** | 384 | **– 107** | – 115 |

| | 2005 | 2004 |
|---|---|---|
| **Unrecognised deferred tax assets** | | |
| Deferred tax assets have not been recognised in respect of the following items: | | |
| Losses carry-forward not recognised | **140** | 111 |

The tax losses expire in different years. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which Heineken can utilise the benefits there from.

| | | 2005 |
|---|---|---|
| **Tax losses** | | |
| Heineken has, for an amount of €190 million (2004: €198 million), losses carry-forward as per 31 December 2005 which expire in the following years: | | |
| 2006 | 8 | |
| 2007 | 42 | |
| 2008 | 42 | |
| 2009 | 15 | |
| 2010 | 10 | |
| After 2010 but not unlimited | 33 | |
| Unlimited | 40 | |
| | | 190 |
| Recognised as deferred tax assets | | – 50 |
| Unrecognised | | 140 |

| **Movement in temporary differences during the year 2005** | Balance 1 January | Changes in consolidation | Effect of movements in foreign exchange | Recognised in income | Recognised in equity | Balance 31 December |
|---|---|---|---|---|---|---|
| Property, plant & equipment | – 341 | – 18 | – 16 | 15 | – | – 360 |
| Intangible assets | – 18 | 6 | – | – 3 | – | – 15 |
| Other investments | 5 | – | – | 4 | 5 | 14 |
| Inventories | 11 | – | 1 | – 3 | – | 9 |
| Interest-bearing loans and borrowings | 1 | – | – | – | 2 | 3 |
| Employee benefits | 157 | 1 | – | – 19 | – | 139 |
| Provisions | 51 | – | 2 | 7 | – | 60 |
| Other items | – 3 | 1 | – 2 | 17 | 11 | 24 |
| Tax value of loss carry-forwards utilised | 22 | – | 2 | – 6 | 1 | 19 |
| | – 115 | – 10 | – 13 | 12 | 19 | – 107 |

## note 13 Inventories

| | | **2005** | | 2004 |
|---|---|---|---|---|
| Raw materials | **147** | | 134 | |
| Work in progress | **83** | | 81 | |
| Finished products | **191** | | 206 | |
| Goods for resale | **172** | | 122 | |
| Non-returnable packaging | **83** | | 61 | |
| Other inventories | **207** | | 178 | |
| | | **883** | | 782 |
| Inventories stated at fair value less costs to sell | | **68** | | 46 |

## note 14 Trade and other receivables

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Trade receivables due from associates and joint ventures | **29** | | 24 | |
| Trade receivables | **1,435** | | 1,285 | |
| Other amounts receivable | **218** | | 190 | |
| Fair value derivatives | **11** | | – | |
| Prepayments and accrued income | **94** | | 147 | |
| | | **1,787** | | 1,646 |

## note 15 Cash and cash equivalents

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Bank balances | **354** | | 308 | |
| Call deposits | **231** | | 370 | |
| Cash and cash equivalents | | **585** | | 678 |
| Bank overdrafts | | **– 351** | | – 517 |
| | | **234** | | 161 |

## note 16 Total equity

| | Issued capital | Legal reserves | Translation reserve | Hedging and fair value reserve | Revaluation reserve | Retained earnings | Equity[1] | Minority interests in Heineken N.V. | Minority interests in Heineken N.V. group companies | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|
| **Balance as at 1 January 2004** | 392 | 57 | – | – | 199 | 842 | 1,490 | 1,490 | 728 | 3,708 |
| Effect transition to IFRS | – | 90 | – | – | – 199 | 10 | – 99 | – 99 | 52 | – 146 |
| **Balance as at 1 January 2004 according to IFRS** | 392 | 147 | – | – | – | 852 | 1,391 | 1,391 | 780 | 3,562 |
| Net income recognised directly in equity[2] | – | 2 | 3 | – | – | – 2 | 3 | 2 | 4 | 9 |
| Profit after tax | – | 40 | – | – | – | 281 | 321 | 321 | 91 | 733 |
| Transfer to retained earnings | – | – 14 | – | – | – | 14 | – | – | – | – |
| Dividends to shareholders | – | – | – | – | – | – 87 | – 87 | – 86 | – 63 | – 236 |
| Shares issued | – | – | – | – | – | – | – | – | – 2 | – 2 |
| Changes in consolidation | – | – | – | – | – | – | – | – | – 333 | – 333 |
| **Balance as at 31 December 2004** | 392 | 175 | 3 | – | – | 1,058 | 1,628 | 1,628 | 477 | 3,733 |
| **Balance as at 1 January 2005** | 392 | 175 | 3 | – | – | 1,058 | 1,628 | 1,628 | 477 | 3,733 |
| Net income recognised directly in equity[2] | – | 13 | 71 | 14 | – | – 24 | 74 | 74 | 58 | 206 |
| Profit after tax | – | 40 | – | – | – | 341 | 381 | 380 | 108 | 869 |
| Transfer to retained earnings | – | – 31 | – | – | – | 31 | – | – | – | – |
| Dividends to shareholders | – | – | – | – | – | – 98 | – 98 | – 98 | – 86 | – 282 |
| Shares issued | – | – | – | – | – | – | – | – | – 1 | – 1 |
| Changes in consolidation | – | – | – | – | – | – | – | – | – 11 | – 11 |
| **Balance as at 31 December 2005** | 392 | 197 | 74 | 14 | – | 1,308 | 1,985 | 1,984 | 545 | 4,514 |

[1] Equity attributable to equity holders of Heineken Holding N.V.

[2] Net income recognised directly in equity is explained in the consolidated statement of recognised income and expense on page 21.

| **Issued capital** *in thousands of euros* | Priority shares **2005** | Priority shares 2004 | Ordinary shares **2005** | Ordinary shares 2004 |
|---|---|---|---|---|
| On issue as at 1 January | **1** | 1 | **392,019** | 392,019 |
| Issued for cash | **–** | – | **–** | – |
| On issue as at 31 December – fully paid | **1** | 1 | **392,019** | 392,019 |

As at 31 December 2005 the authorised share capital comprised 245,011,848 ordinary shares with a par value of €1.60 and 250 priority shares (2004: 250) with a par value of €2. In 2004 there were 241,730,598 A shares with a par value of €1.60 and 3,281,250 B shares with a par value of €1.60. The A and B shares were converted into ordinary shares during 2005 after approval of the Annual General Meeting of Shareholders held on the 20th of April 2005.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. For the rights of the priority shareholders reference is made to the other information on page 78.

### Translation reserve

The translation reserve comprises foreign exchange differences arising since 1 January 2004, from the translation of the financial statements of foreign operations of the Company (excluding amounts attributable to minority interests).

### Legal reserves

These reserves relate to the share of profit of participating interests over the distribution of which Heineken does not have control. The movement in these reserves reflects retained profits of participating interests and dividends received.

### Hedging and fair value reserve

The reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred and the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

### Dividends

After the balance sheet date the Board of Directors proposed the following dividends.
The dividends have not been provided for.

| | **2005** | 2004 |
|---|---|---|
| €0.40 per qualifying ordinary share (2004: €0.40) | **98** | 98 |

## note 17 Earnings per share

**Basic earnings per share**

The calculation of basic earnings per share as at 31 December 2005 was based on the profit attributable to ordinary shareholders (net profit) of €381 million (2004: €321 million) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2005 of 245,011,848 (2004: 245,011,848 (total of A and B shares)).

## note 18 Changes in accounting policy

In the current financial year Heineken adopted IAS 32 and IAS 39 Financial instruments. The previous year figures have not been adapted for comparative purposes, in accordance with the exemption granted by IFRS 1.

In 2004 under previous accounting principles, Heineken recorded available-for-sale equity securities at cost and did not recognise derivatives. In accordance with IAS 32 and IAS 39, they should be recognised at fair value. The changes in accounting policy had the following impact on the opening balance sheet of 1 January 2005.

| | Balance 31 December 2004 | Effect of policy change | Balance 1 January 2005 |
|---|---|---|---|
| Deferred tax assets | 269 | 9 | 278 |
| Other investments | 632 | 37 | 669 |
| Inventories | 782 | – 14 | 768 |
| Trade and other receivables | 1,646 | 68 | 1,714 |
| Non-interest-bearing loans and borrowings | – 23 | – 23 | – 46 |
| Deferred tax liabilities | – 384 | – 20 | – 404 |
| Trade and other payables | – 2,025 | – 13 | – 2,038 |
| Recognised directly in equity | | – 44 | |
| Attributable to: | | | |
| Equity holders of Heineken Holding N.V. | | – 22 | |
| Minority interests in Heineken N.V. | | – 22 | |

## note 19 Interest-bearing loans and borrowings

This note provides information about the contractual terms of Heineken's interest-bearing loans and borrowings. For more information about Heineken's exposure to interest rate risk and foreign currency risk, refer to note 23.

| | | 2005 | | 2004 |
|---|---|---|---|---|
| *Non-current liabilities* | | | | |
| Secured bank loans | **7** | | 12 | |
| Unsecured bank loans | **841** | | 1,274 | |
| Unsecured bond issues | **1,341** | | 1,329 | |
| Finance lease liabilities | **6** | | – | |
| | | **2,195** | | 2,615 |
| *Current liabilities* | | | | |
| Current portion of unsecured bank loans | **404** | | 143 | |
| Current portion of unsecured bond issues | **3** | | 3 | |
| Current portion of finance lease liabilities | **2** | | – | |
| Bank overdrafts | **351** | | 517 | |
| Deposits from third parties | **284** | | 273 | |
| Other | **16** | | 10 | |
| | | **1,060** | | 946 |

| | | 2005 | | 2004 |
|---|---|---|---|---|
| **Net interest-bearing debt position** | | | | |
| Long-term loans and borrowings | **2,195** | | 2,615 | |
| Bank overdrafts | **351** | | 517 | |
| Current portion of long-term borrowings | **409** | | 146 | |
| Deposits from third parties and other short-term interest-bearing debts | **300** | | 283 | |
| | | **3,255** | | 3,561 |
| Cash, cash equivalents and current investments | | **– 608** | | – 704 |
| | | **2,647** | | 2,857 |

## note 20 Employee benefits

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Present value of unfunded obligations | **291** | | 422 | |
| Present value of funded obligations | **2,830** | | 2,176 | |
| Fair value of plan assets | **– 2,268** | | – 1,843 | |
| Present value of net obligations | | **853** | | 755 |
| Unrecognised actuarial losses | | **– 285** | | – 121 |
| Recognised liability for defined benefit obligations | | **568** | | 634 |
| Other long-term employee benefits | | **96** | | 46 |
| | | **664** | | 680 |

**Liability for defined benefit obligations**

Heineken makes contributions to a number of defined benefit plans that provide pension benefits for employees upon retirement in a number of countries being mainly: Netherlands, Greece, Austria, Germany, Italy, France, Spain and Nigeria. In other countries the pension plans are defined contribution plans and/or similar arrangements for employees.

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits and jubilee benefits.

| | | 2005 | | 2004 |
|---|---|---|---|---|
| **Movements in the net liability for defined benefit obligations recognised in the balance sheet** | | | | |
| Net liability as at 1 January | **634** | | 661 | |
| Changes in consolidation and reclassification | **– 29** | | – | |
| *Effect of movements in foreign exchange* | **5** | | – | |
| Contributions paid | **– 138** | | – 123 | |
| Expense recognised in the income statement | **96** | | 96 | |
| Net liability as at 31 December | | **568** | | 634 |
| **Expense recognised in the income statement** | | | | |
| Current service costs | **82** | | 80 | |
| Interest on obligation | **131** | | 132 | |
| Expected return on plan assets | **– 112** | | – 106 | |
| Effect of any curtailment or settlement | **– 5** | | – 10 | |
| | | **96** | | 96 |

| Principal actuarial assumptions as at the balance sheet date | Europe | | The Americas | | Africa and the Middle East | | Asia/Pacific | |
|---|---|---|---|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 |
| Discount rate as at 31 December | **2.5-6.5** | 3.5-7.0 | **5.5-6.5** | 5.5-6.5 | **4.5-19** | 5.5-19 | **3.5-13** | 3.5-10 |
| Expected investment yield | **3.5-6.6** | 4.0-6.6 | **5.25** | 6.0 | **5.0** | 6.0-17 | **3.5-11** | 3.5-11 |
| Future pay increases in % | **1.5-8.0** | 2.0-9.0 | **0.5-5.0** | 0.5-5.0 | **3.0-17** | 3.0-17 | **3.5-8.0** | 3.5-8.0 |
| Future pension increases in % | **1.0-3.5** | 1.5-2.5 | **3.5** | – | **2.0** | 2.0 | **8.0** | 8.0 |
| Medical cost trend rate | **1.5** | – | **5.0** | 5.0 | **–** | – | **–** | – |

## note 21 Provisions

| | Restructuring | Other | Total |
|---|---|---|---|
| Balance as at 1 January 2005 | 195 | 146 | 341 |
| Changes in consolidation | – | 19 | 19 |
| Provisions made during the year | 116 | 13 | 129 |
| Provisions used during the year | – 62 | – 36 | – 98 |
| Provisions reversed during the year | – 14 | – 13 | – 27 |
| Translation differences | 1 | 8 | 9 |
| Balance as at 31 December 2005 | 236 | 137 | 373 |
| Non-current part | 182 | 91 | 273 |
| Current part | 54 | 46 | 100 |
| | 236 | 137 | 373 |

### Restructuring
The provision for restructuring of €236 million mainly relates to restructuring programs in the Netherlands, France and Spain.

### Other provisions
The other provisions include amongst others provisions formed for onerous contracts, surety provided and for lawsuits.

## note 22 Trade and other payables

| | 2005 | 2004 |
|---|---|---|
| Trade payables due to associates and joint ventures | **7** | 7 |
| Other trade payables | **1,042** | 797 |
| Packaging deposits | **334** | 318 |
| Taxation and social security contributions | **281** | 307 |
| Dividend | **31** | 14 |
| Interest | **41** | 38 |
| Fair value derivatives | **62** | – |
| Other payables | **208** | 214 |
| Accruals and deferred income | **445** | 330 |
| | **2,451** | 2,025 |

## note 23 Financial instruments

Exposure to credit, interest rate and currency risks arise in the normal course of Heineken's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates and interest rates.

### Hedging policy

Heineken is exposed to interest rate, foreign currency and credit risks on financial instruments. To limit the risks use is made of interest rate derivatives, such as interest rate swaps, forward rate agreements, caps and floors, minimising the effects of interest rate fluctuations on results. In addition, forward exchange contracts and options are used to limit the effects of foreign currency movements on results. Transactions are entered into with a limited number of counter parties with strong credit ratings. Foreign currency and interest rate hedging operations are governed by an internal policy and rules approved and monitored by the Executive Board of Heineken N.V.

### Credit risk

Management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Heineken does not require collateral in respect of financial assets.

Transactions involving hedging instruments and investments, only allowed in liquid securities, are conducted only with counter parties that have a credit rating of minimal single A or equivalent. Given their high credit ratings, management does not expect any counter party to fail to meet its obligations.

As at balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

### Interest rate risk

In principle, Heineken opts for a 50/50 mix of fixed and variable interest rates in its financing operations, possibly combined with the use of interest rate instruments. The interest rate instruments used are interest rate swaps, forward rate agreements, caps and floors.

Swaps mature over the next years following the maturity of the related loans (refer following table) and have swap rates ranging from 2.1 percent to 5.5 percent.

Heineken classifies interest rate swaps as cash flow hedges and states them at fair value. The fair value of swaps as at 1 January 2005 was adjusted against the hedging and fair value reserve on that date.

### Effective interest rates and repricing analysis

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates as at the balance sheet date and the periods in which they re-price.

| 2005 | Average effective interest rate | Total | 1 year or less | 1-2 years | 2-5 years | More than 5 years |
|---|---|---|---|---|---|---|
| Unsecured bond loans: | | | | | | |
| Bond loan in € | 4.47 | 498 | – | – | 498 | – |
| Bond loan in € | 5.10 | 596 | – | – | – | 596 |
| Bond loan in € | 5.50 | 200 | – | – | 200 | – |
| Bond loan in CLP | 2.00 | 50 | 3 | 3 | 9 | 35 |
| Unsecured bank loans: | | | | | | |
| Loans from banks in € | 2.70 | 818 | 249 | 21 | 279 | 269 |
| Loans from banks in PLN | 5.09 | 76 | 11 | – | 65 | – |
| Loans from banks in CLP | 2.97 | 98 | 6 | – | 39 | 53 |
| Loans from banks in EGP | 10.86 | 111 | 17 | 29 | 65 | – |
| Other bank loans in various currencies | 3.83 | 142 | 121 | 1 | 12 | 8 |
| Finance lease liabilities | – | 8 | 2 | 2 | 3 | 1 |
| Bank overdrafts | – | 351 | 351 | – | – | – |

In 2005 Heineken amended its existing €1.2 billion revolving credit facility increasing it to €2 billion, extending the tenor to seven years and improving terms and conditions in line with current market conditions. The interest rate was re-negotiated from 0.225% to 0.15% over Euribor (0.17% in years 6 and 7). The enlarged facility also integrates the €581 million facility established by a subsidiary. As at 31 December 2005, an amount of €160 million (2004: €556 million) had been drawn on this amended credit facility.

| 2004 | Average effective interest rate | Total | 1 year or less | 1-2 years | 2-5 years | More than 5 years |
|---|---|---|---|---|---|---|
| Unsecured bond loans: | | | | | | |
| Bond loan in € | 4.47 | 498 | – | – | – | 498 |
| Bond loan in € | 5.10 | 596 | – | – | – | 596 |
| Bond loan in € | 5.50 | 200 | – | – | 200 | – |
| Bond loan in CLP | 2.01 | 38 | 3 | 3 | 4 | 28 |
| Unsecured bank loans: | | | | | | |
| Loans from banks in € | 3.59 | 1,198 | 86 | 741 | 276 | 95 |
| Loans from banks in PLN | 7.11 | 53 | 12 | 41 | – | – |
| Loans from banks in CLP | 3.00 | 34 | 4 | 17 | 13 | – |
| Loans from banks in EGP | 11.25 | 53 | 4 | 14 | 23 | 12 |
| Other bank loans in various currencies | 5.29 | 79 | 37 | 42 | – | – |
| Bank overdrafts | – | 517 | 517 | – | – | – |

## Foreign currency risk

Heineken is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency. Currencies giving rise to this risk are primarily US Dollars, Singapore Dollars, Nigerian Niara's, Russian Rubles and Polish Zlotty.

Heineken hedges up to 90% of its mainly intra-Heineken US Dollar cash flows on the basis of rolling cash flow forecasts. Cash flows in other foreign currencies are hedged on the basis of a rolling cash flow forecast. Heineken uses mainly forward exchange contracts to hedge its foreign currency risk. Most of the forward exchange contracts have maturities of less than one year after the balance sheet date. Where necessary, the forward exchange contracts are rolled over at maturity.

In respect of other monetary assets and liabilities held in currencies other than the functional currency, Heineken ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

## Firm commitments and forecasted transactions

Heineken classifies its forward exchange contracts and options, hedging forecasted transactions and firm commitments, as cash flow hedges and states them at fair value. The fair value of forward exchange contracts and options as at 1 January 2005 was adjusted against the opening balance of the hedging reserve on that date and retained earnings.

## Sensitivity analysis

In managing interest rate and currency risks Heineken aims to reduce the impact of short-term fluctuations on Heineken's earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

A general increase of one percentage point in interest rates would have decreased Heineken's profit in 2005 before tax by approximately €3.3 million. The effect of interest rate swaps has been included in this calculation.

A general increase of one percentage point in the value of the Euro against foreign currencies would have decreased Heineken's profit before tax by approximately €11 million for the year ended 31 December 2005. The effect of the forward exchange contracts has been included in this calculation.

## Fair values

The fair values of financial instruments and their carrying amounts are shown below:

| | Carrying amount 2005 | Fair value 2005 |
|---|---|---|
| Equity securities available-for-sale | 165 | 165 |
| Debt securities held-to-maturity | 481 | 481 |
| Equity securities held-for-trading | 23 | 23 |
| Non-interest-bearing current assets | 1,776 | 1,776 |
| Interest rate swaps: | | |
| Assets | 2 | 2 |
| Liabilities | – 8 | – 8 |
| Forward exchange contracts: | | |
| Assets | 4 | 4 |
| Liabilities | – 44 | – 44 |
| Forward rate agreements: | | |
| Assets | 5 | 5 |
| Liabilities | – 10 | – 10 |
| Bonds | – 1,344 | – 1,415 |
| Bank loans | – 1,252 | – 1,258 |
| Other interest-bearing debts | – 300 | – 302 |
| Finance lease liabilities | – 8 | – 8 |
| Long-term debts interest-free | – 38 | – 40 |
| Non-interest-bearing current liabilities | – 2,317 | – 2,317 |
| | – 2,865 | – 2,946 |
| Unrecognised losses | | 81 |

Fair value has been determined either by reference to the market value on the balance sheet date or by discounting the relevant cash flows using current interest rates for similar instruments.

## note 24 Off-balance-sheet commitments

| | Total | Less than 1 year | 1-5 years | More than 5 years | Total 2004 |
|---|---|---|---|---|---|
| Guarantees to banks for loans (to third parties) | 353 | 245 | 96 | 12 | 313 |
| Other guarantees | 65 | 15 | 26 | 24 | 58 |
| **Total guarantees** | 418 | 260 | 122 | 36 | 371 |
| Lease & operational lease commitments | 172 | 22 | 84 | 66 | 115 |
| Property, plant & equipment ordered | 173 | 25 | 148 | – | 137 |
| Raw materials purchase contracts | 227 | 57 | 170 | – | 161 |
| Other off-balance-sheet obligations | 385 | 76 | 268 | 41 | 487 |
| **Off-balance-sheet obligations** | 957 | 180 | 670 | 107 | 900 |
| **Committed bank facilities** | 2,341 | 212 | 129 | 2,000 | 2,123 |

## note 25 Contingencies

*Netherlands*

Heineken Nederland, among some other brewers operating in the Netherlands, received a statement of objections from the European Commission, claiming that these brewers entered into concerted practices restricting competition in the Dutch market in the period 1995-1999. Heineken is challenging the allegations of the European Commission and submitted its defence on 24 November 2005.

*USA*

Heineken USA, Heineken N.V. and in certain cases Heineken Holding N.V. and other Heineken companies have been named as defendants in purported 'class action' lawsuits filed in nine states. The lawsuits claim that Heineken companies, along with other producers and distributors of alcohol beverages, have unlawfully advertised and marketed products to underage people. Heineken is defending vigorously against these accusations, as Heineken companies advertise and market their products lawfully to people of legal drinking age.

In 2005, two of the lawsuits were dismissed: the court in the lawsuit pending in the State of Colorado dismissed that case, although the plaintiffs have appealed that ruling, and the plaintiff himself voluntarily dismissed the lawsuit he brought in the State of Florida. Heineken has filed, or will be filing in 2006, motions to dismiss all cases at the initial pleading state.

## note 26 Related parties

**Identity of related parties**

Heineken has a related party relationship with its associates (refer note 10), joint ventures (refer note 28), L' Arche Holding S.A., the Board of Directors of Heineken Holding N.V. and the Executive Board and Supervisory Board of Heineken N.V.

| **Remuneration Board of Directors** *in thousands of euros* | Fixed fee **2005** | | Fixed fee 2004 | |
|---|---|---|---|---|
| M. Das | **45** | | 45 | |
| C.L. de Carvalho-Heineken | **38** | | 38 | |
| D.P. Hoyer | **38** | | 38 | |
| K. Vuursteen | **38** | | 38 | |
| | | **159** | | 159 |

As at 31 December 2005, the Board of Directors represented 144,112,051 shares in the Company

| **Executive Board remuneration** *In thousands of euros* | Fixed salary | | Short-Term Incentive Plan bonus | | Long-Term Incentive Plan bonus | | Pension plan | | Other deferred benefits | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 |
| J.F.M.L. van Boxmeer [1] | **472** | 358 | **489** | 376 | **46** | 534 | **1,581** | 86 | **–** | – | **2,588** | 1,354 |
| M.J. Bolland [1] | **418** | 358 | **455** | 376 | **43** | 534 | **1,358** | 91 | **–** | – | **2,274** | 1,359 |
| D.R. Hooft Graafland [1] | **418** | 358 | **455** | 376 | **43** | 349 | **1,795** | 93 | **–** | – | **2,711** | 1,176 |
| A. Ruys [2] | **634** | 543 | **618** | 618 | **–** | 897 | **4,000** | 148 | **1,160** | – | **6,412** | 2,206 |
| K. Büche [3] | **418** | 239 | **376** | 251 | **–** | – | **980** | 103 | **901** | – | **2,675** | 593 |
| | **2,360** | 1,856 | **2,393** | 1,997 | **132** | 2,314 | **9,714** | 521 | **2,061** | – | **16,660** | 6,688 |

[1] An extra payment over past service was made in anticipation of the new pension policy for the current Executive Board members in effect as of 2006. The retirement age is 65, but individual Executive Board members may retire earlier with a reduced level of benefit. Contribution rates are designed to enable an Executive Board member to retire from the company at the age of 62 with a benefit that represents about 62 percent of the pre-retirement base salary.

[2] Stepped down from the Executive Board on 1 October 2005. Mr Ruys will be entitled to a monthly salary until 1 July 2007 and a pro rata bonus over 2006. The deferred benefits have been recognised in 2005.

[3] Remuneration since appointment as member of the Executive Board on 1 May 2004. Stepped down from the Executive Board on 1 October 2005. Mr Büche will be entitled to a monthly salary until 31 December 2006 and a bonus over 2006. The deferred benefits have been recognised in 2005.

*Executive Board remuneration*

The remuneration of the members of the Executive Board comprises a fixed component and a variable component. The variable component is made up of a Short-Term Incentive Plan and a Long-Term Incentive Plan. The Short-Term Incentive Plan is based on an organic net profit growth target and specific year targets as set by the Supervisory Board. The Long-Term Incentive Plan includes performance share rights and is linked to Heineken's Relative Total Shareholder Return (RTSR) performance in comparison with the TSR performance of a selected peer group.

The performance period for share rights granted in 2005 is from 1 January 2005 to 31 December 2007. The vesting date is five business days after the publication of the annual results of 2007 after which a two-year restriction on the sale of the shares starts. In 2005, Mr J.F.M.L. van Boxmeer was awarded 14,244 performance shares rights and Messrs M.J. Bolland and D.R. Hooft Graafland were awarded 13,250 performance shares rights. At target performance, 100% of these shares will vest. At maximum performance 150% of these shares will vest.

The costs recognised are measured at grant date using the Monte Carlo model taking into account the terms and conditions of the plan.

As at 31 December 2005, the members of the Executive Board did not hold any of the Heineken N.V. shares, bonds or option rights, other than under the Long-Term Incentive Plan aforementioned. One of the Executive Board members held 790 shares of Heineken Holding N.V. as at 31 December 2005.

| | 2005 | 2004 |
|---|---|---|
| **Supervisory Board remuneration** | | |
| *In thousands of euros* | | |
| The individual members of the Supervisory Board received the following remuneration: | | |
| C.J.A. van Lede | **51** | 43 |
| J.M. de Jong | **45** | 40 |
| M. Das | **45** | 38 |
| M.R. de Carvalho | **43** | 38 |
| A.H.J. Risseeuw | **43** | 38 |
| J.M.Hessels | **43** | 38 |
| | **270** | 235 |

As at 31 December 2005, the Supervisory Board members did not hold Heineken N.V. shares, bonds or option rights. Two Supervisory Board members together held 9,500 shares of Heineken Holding N.V. as at 31 December 2005 (2004: 9,500 shares).
In addition to the above Mr C.J.A. van Lede and Mr M. R. de Carvalho each receive €38,000 advisory fees for services rendered to Heineken Holding N.V.

**Other related party transactions**

There are no significant transactions with L' Arche Holding S.A., associates and joint ventures.

## note 27 Group entities

**Control of Heineken**

The ordinary shares of the Company are traded on Euronext Amsterdam, the options on ordinary shares on Euronext.liffe Amsterdam. Pursuant to the Major Holdings in Listed Companies Disclosure Act, L' Arche Holding S.A. has disclosed an interest of 50.005% in the Company and Greenfee B.V. an interest of 6.8%.

| *Significant subsidiaries* | *Country of incorporation* | *Ownership interest (%)* **2005** | 2004 |
|---|---|---|---|
| Heineken N.V. | Netherlands | **50.005** | 50.005 |
| Heineken Nederlands Beheer B.V. | Netherlands | **100.0** | 100.0 |
| Heineken Brouwerijen B.V. | Netherlands | **100.0** | 100.0 |
| Heineken Nederland B.V. | Netherlands | **100.0** | 100.0 |
| Heineken International B.V. | Netherlands | **100.0** | 100.0 |
| Heineken Supply Chain B.V. | Netherlands | **100.0** | 100.0 |
| Amstel Brouwerij B.V. | Netherlands | **100.0** | 100.0 |
| Amstel Internationaal B.V. | Netherlands | **100.0** | 100.0 |
| Vrumona B.V. | Netherlands | **100.0** | 100.0 |
| Invebra Holland B.V. | Netherlands | **100.0** | 100.0 |
| B.V. Beleggingsmaatschappij Limba | Netherlands | **100.0** | 100.0 |
| Brand Bierbrouwerij B.V. | Netherlands | **100.0** | 100.0 |
| Beheer- en Exploitatiemaatschappij Brand B.V. | Netherlands | **100.0** | 100.0 |
| Heineken CEE Holdings B.V. | Netherlands | **100.0** | 100.0 |
| Brasinvest B.V. | Netherlands | **100.0** | 100.0 |
| Heineken Beer Systems B.V. | Netherlands | **100.0** | 100.0 |
| Heineken France S.A. | France | **100.0** | 100.0 |
| Heineken España S.A. | Spain | **98.3** | 98.2 |
| Heineken Italia S.p.A. | Italy | **100.0** | 100.0 |
| Athenian Brewery S.A. | Greece | **98.8** | 98.8 |
| Brau Union AG | Austria | **100.0** | 100.0 |
| Grupa Żywiec S.A. | Poland | **61.8** | 61.8 |
| Heineken Ireland Ltd.[1] | Ireland | **100.0** | 100.0 |
| Brau Union Hungary Rt. | Hungary | **99.5** | 85.3 |
| Heineken Slovensko a.s. | Slovakia | **100.0** | 100.0 |
| Heineken Switzerland AG | Switzerland | **100.0** | 100.0 |
| Karlovačka Pivovara d.d. | Croatia | **97.5** | 94.4 |
| Mouterij Albert N.V. | Belgium | **100.0** | 100.0 |
| Ibecor S.A. | Belgium | **100.0** | 100.0 |
| Affligem Brouwerij BDS N.V. | Belgium | **100.0** | 100.0 |
| LLC Heineken Brewery | Russia | **100.0** | 100.0 |
| Dinal LLP | Kazakhstan | **99.9** | 99.9 |
| Heineken USA Inc. | United States | **100.0** | 100.0 |
| Starobrno a.s. | Czech Republic | **97.6** | 97.6 |
| Brau Union Romania S.A. | Romania | **96.3** | 96.3 |

[1] In accordance with Section 17 of the Republic of Ireland Companies (Amendment) Act 1986, the Company issued an irrevocable guarantee for the year ended 31 December 2005 regarding the liabilities of Heineken Ireland Ltd. and Heineken Ireland Sales Ltd., as referred to in Section 5(c) of the Republic of Ireland Companies (Amendment) Act 1986.

| *Significant subsidiaries* | *Country of incorporation* | *Ownership interest (%)* **2005** | 2004 |
|---|---|---|---|
| Ivan Taranov Breweries Ltd. | Cyprus | **100.0** | – |
| LLC 'Combinat named after Stepan Razin' | Russia | **100.0** | – |
| OJSC Patra | Russia | **100.0** | – |
| OJSC Baikal Brewery Company | Russia | **100.0** | – |
| LLC Central-European Brewing Company | Russia | **100.0** | 100.0 |
| Commonwealth Brewery Ltd. | Bahamas | **53.2** | 53.2 |
| Windward & Leeward Brewery Ltd. | St Lucia | **72.7** | 72.7 |
| Cervecerias Baru-Panama S.A. | Panama | **74.8** | 74.8 |
| Nigerian Breweries Plc. | Nigeria | **54.1** | 54.1 |
| Al Ahram Beverages Company S.A.E. | Egypt | **99.9** | 99.9 |
| Brasserie Lorraine S.A. | Martinique | **83.1** | 83.1 |
| Surinaamse Brouwerij N.V. | Surinam | **76.1** | 76.1 |
| Consolidated Breweries Ltd. | Nigeria | **50.1** | 24.8 |
| Grande Brasserie de Nouvelle Calédonie S.A. | New Caledonia | **87.3** | 87.3 |
| Brasserie Almaza S.A.L. | Lebanon | **67.0** | 67.0 |
| Brasseries, Limonaderies et Malteries 'Bralima' S.A.R.L. | D.R. Congo | **95.0** | 95.0 |
| Brasseries et Limonaderies du Rwanda 'Bralirwa' S.A. | Rwanda | **70.0** | 70.0 |
| Brasseries et Limonaderies du Burundi 'Brarudi' S.A. | Burundi | **59.3** | 59.3 |
| Brasseries de Bourbon S.A. | Réunion | **85.6** | 85.6 |
| P.T. Multi Bintang Indonesia Tbk. | Indonesia | **84.5** | 84.5 |

## note 28 Interests in joint ventures

Heineken has interests in the following joint ventures:

| | | | |
|---|---|---|---|
| BrauHolding International GmbH & Co. KGaA | Germany | **49.9** | 49.9 |
| Zagorka Brewery A.D. | Bulgaria | **49.0** | 49.0 |
| Pivara Skopje A.D. | Macedonia | **27.6** | 27.6 |
| Brasseries du Congo S.A. | Congo | **50.0** | 50.0 |
| Asia Pacific Breweries (Singapore) Pte. Ltd. | Singapore | **41.9** | 42.1 |
| Shanghai Asia Pacific Brewery Ltd. | China | **44.6** | 44.7 |
| Hainan Asia Pacific Brewery Ltd. | China | **46.0** | 46.1 |
| South Pacific Brewery Ltd. | Papua New Guinea | **31.8** | 31.9 |
| Vietnam Brewery Ltd. | Vietnam | **25.2** | 25.3 |
| Cambodia Brewery Ltd. | Cambodia | **33.5** | 33.7 |
| DB Breweries Ltd. | New Zealand | **41.9** | 42.1 |
| Compania Cervecerias Unidas S.A. | Chile | **32.1** | 30.8 |
| Tempo Beverages Ltd. | Israel | **40.0** | – |
| United Breweries Lanka Ltd. | Sri Lanka | **25.3** | – |

Via joint ventures Heineken is able to jointly govern the financial and operating policies of the above-mentioned companies. Heineken proportionally consolidates these companies.

**Reporting date**

The reporting date of the financial statements of all group entities and joint ventures disclosed are the same as for the Company, except for: Asia Pacific Breweries (Singapore) Pte. Ltd., Shanghai Asia Pacific Brewery Ltd., Hainan Asia Pacific Brewery Ltd., South Pacific Brewery Ltd., Vietnam Brewery Ltd. and Cambodia Brewery Ltd., which have a 30 September reporting date.

Included in the consolidated financial statements are the following items that represent Heineken's interests in the assets and liabilities, revenues and expenses of the joint ventures:

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Non-current assets | **958** | | 744 | |
| Current assets | **489** | | 334 | |
| Non-current liabilities | **– 333** | | – 199 | |
| Current liabilities | **– 381** | | – 285 | |
| Net assets | | **733** | | 594 |
| Revenue | | **1,125** | | 889 |
| Expenses | | **– 1,009** | | – 783 |
| Operating profit | | **116** | | 106 |

## note 29 Subsequent event

There are no significant subsequent events to report until 21 February 2006.

## note 30 Explanation of transition to IFRS

As stated in the basis of preparation, these are Heineken's first consolidated financial statements prepared in accordance with IFRS.

The accounting principles have been applied in preparing the financial statements for the year ended 31 December 2005, the comparative information presented in these financial statements for the year ended 31 December 2004 and in the preparation of an opening IFRS balance sheet as at 1 January 2004 (Heineken's date of transition).

In preparing its opening IFRS balance sheet, Heineken has adjusted amounts reported previously in financial statements prepared in accordance with its former basis of accounting (Dutch accounting principles). An explanation of how the transition from previous accounting principles to IFRS has affected Heineken's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

| Reconciliation balance sheet as at 1 January 2004 and 31 December 2004 | 1 January 2004 Previous GAAP | 1 January 2004 Effect transition to IFRS | 1 January 2004 IFRS | 31 December 2004 Previous GAAP | 31 December 2004 Effect transition to IFRS | 31 December 2004 IFRS |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| *Non-current assets* | | | | | | |
| Property, plant & equipment [1] | 4,995 | – 363 | 4,632 | 5,127 | – 354 | 4,773 |
| Intangible assets [2] | 1,151 | 115 | 1,266 | 1,720 | 117 | 1,837 |
| Investments in associates and other investments [3] | 944 | – 7 | 937 | 762 | 4 | 766 |
| Deferred tax assets [4] | 18 | 268 | 286 | 17 | 252 | 269 |
| | 7,108 | 13 | 7,121 | 7,626 | 19 | 7,645 |
| *Current assets* | | | | | | |
| Inventories [5] | 834 | – | 834 | 779 | 3 | 782 |
| Trade and other receivables [6] | 1,379 | 327 | 1,706 | 1,309 | 337 | 1,646 |
| Investments | 76 | – 51 | 25 | 76 | – 50 | 26 |
| Cash and cash equivalents [7] | 1,340 | 50 | 1,390 | 628 | 50 | 678 |
| | 3,629 | 326 | 3,955 | 2,792 | 340 | 3,132 |
| | 10,737 | 339 | 11,076 | 10,418 | 359 | 10,777 |
| **Total equity** | | | | | | |
| Total equity attributable to equity holders of Heineken Holding N.V. | 1,490 | – 99 | 1,391 | 1,690 | – 62 | 1,628 |
| Minority interests in Heineken N.V. | 1,490 | – 99 | 1,391 | 1,689 | – 61 | 1,628 |
| Minority interests in Heineken N.V. group companies | 728 | 52 | 780 | 483 | – 6 | 477 |
| | 3,708 | – 146 | 3,562 | 3,862 | – 129 | 3,733 |
| **Liabilities** | | | | | | |
| *Non-current liabilities* | | | | | | |
| Interest-bearing loans and borrowings | 2,669 | – | 2,669 | 2,619 | – 4 | 2,615 |
| Other non-current liabilities | 22 | – | 22 | 23 | – | 23 |
| Employee benefits | 708 | – | 708 | 680 | – | 680 |
| Provisions [8] | 406 | – 58 | 348 | 341 | – 43 | 298 |
| Deferred tax liabilities [4] | 315 | 166 | 481 | 227 | 157 | 384 |
| | 4,120 | 108 | 4,228 | 3,890 | 110 | 4,000 |
| *Current liabilities* | | | | | | |
| Interest-bearing loans and borrowings and bank overdrafts | 1,093 | – | 1,093 | 951 | – 5 | 946 |
| Trade and other payables [9] | 1,713 | 322 | 2,035 | 1,685 | 340 | 2,025 |
| Tax payable | 103 | – | 103 | 30 | – | 30 |
| Provisions | – | 55 | 55 | – | 43 | 43 |
| | 2,909 | 377 | 3,286 | 2,666 | 378 | 3,044 |
| | 7,029 | 485 | 7,514 | 6,556 | 488 | 7,044 |
| | 10,737 | 339 | 11,076 | 10,418 | 359 | 10,777 |

**Notes to the reconciliation balance sheet as at 1 January 2004**

1 *Property, plant & equipment* are €363 million lower due to the change from statement at estimated replacement cost to historical cost.

2 *Intangible assets* show a net increase of €115 million under IFRS representing, on the one hand, €165 million, being the value of brands acquired via the Brau Union transaction and reclassified from goodwill, less on the other hand, the impact on goodwill of the recognition of the deferred tax liability and the share of the brand value attributable to minority interests.

3 *Investments* are €7 million lower primarily due to reclassifications.

4 *Deferred tax assets* and *liabilities* are now reported as separate items on the balance sheet while previously these amounts were netted. The net deferred tax liability under Dutch accounting principles has been reduced as a result of the change to statement at historical cost of property, plant & equipment and the recognition of deferred tax assets. On the other hand the net deferred tax liability under Dutch accounting principles has been increased due to the recognition of brands. When implementing IFRS, Heineken has only netted those tax assets and liabilities where there is a legally enforceable right to net the assets and liabilities.

5 The impact on *Inventories* is zero because the change from estimated replacement cost to historical cost is compensated by the reclassification of certain returnable packaging materials from property, plant & equipment to inventories.

6 The increase in *Trade and other receivables* of €327 million is mainly due to the reclassification of the liability for refundable deposits received from customers on returnable packaging to other current liabilities. Under Dutch accounting principles, this liability was netted with the receivable.

7 *Cash and cash equivalents*. An amount of €50 million, which was classified under securities under Dutch accounting principles, has been reclassified to cash and cash equivalents.

8 *Provisions*. The decrease is due to reclassification of the short-term part of provisions to current liabilities.

9 The increase in *Trade and other payables* is primarily due to the reclassification from receivables of the liability for refundable deposits received from customers on returnable packaging to creditors and other liabilities.

**Notes to the reconciliation balance sheet as at 31 December 2004**

1 *Property, plant & equipment* are €354 million lower due to the change from statement at estimated replacement cost to historical cost.

2 *Intangible assets* show a net increase of €117 million under IFRS representing, on the one hand, €165 million, being the value of brands acquired via the Brau Union transaction and reclassified from goodwill, less on the other hand, the impact on goodwill of the recognised deferred tax liability. Finally, amortisation under IFRS is lower as goodwill is not amortised (€81 million), which is partially compensated by the amortisation of brands (€8 million).

3 *Investments* are €4 million higher primarily due to reclassifications.

4 *Deferred tax assets* and *liabilities* are now reported as separate items on the balance sheet while previously these amounts were netted. The net deferred tax liability under Dutch accounting principles has been reduced as a result of the change to statement at historical cost of property, plant & equipment and the recognition of deferred tax assets. On the other hand the net deferred tax liability under Dutch accounting principles has been increased due to the recognition of brands. When implementing IFRS, Heineken has only netted those tax assets and liabilities where there is a legally enforceable right to net the assets and liabilities.

5 *Inventories* are slightly higher due to the combination of the change from estimated replacement cost to historical cost and the reclassification of some returnable packaging materials from property, plant & equipment to inventories.

6 The increase in *Trade and other receivables* of €337 million is mainly due to the reclassification of the liability for refundable deposits received from customers on returnable packaging to other current liabilities. Under Dutch accounting principles, this liability was netted with the receivable.

7 *Cash and cash equivalents*. An amount of €50 million, which was classified under securities under Dutch accounting principles, has been reclassified to cash and cash equivalents.

8 *Provisions*. The decrease is due to reclassification of the short-term part of provisions to current liabilities.

9 The increase in *Trade and other payables* is primarily due to the reclassification from receivables of the liability for refundable deposits received from customers on returnable packaging to creditors and other liabilities.

**Reconciliation of total equity attributable to equity holders of Heineken Holding N.V.**

| | |
|---|---|
| Dutch GAAP as of 1 January 2004 | 1,490 |
| **Impact IFRS (net of taxes)** | |
| Property, plant & equipment | – 122 |
| Inventories | – 3 |
| Other | 3 |
| Deferred tax assets | 23 |
| **IFRS as of 1 January 2004** | 1,391 |
| Dutch GAAP as of 1 January 2005 | 1,690 |
| **Impact IFRS (net of taxes)** | |
| Property, plant & equipment | – 139 |
| Inventories | – 3 |
| Other | 5 |
| Deferred tax assets | 23 |
| Profit | 52 |
| **IFRS as of 1 January 2005** | 1,628 |

| **Reconciliation consolidated income statement 2004** | Dutch GAAP | IFRS adjustments (unaudited) | IFRS (unaudited) |
|---|---|---|---|
| Revenue [1] | 10,005 | 57 | 10,062 |
| | | | |
| Raw materials, consumables and services [2] | 6,027 | 74 | 6,101 |
| Personnel expenses | 1,957 | – | 1,957 |
| Depreciation and amortisation [3] | 773 | – 117 | 656 |
| Total expenses | 8,757 | – 43 | 8,714 |
| | | | |
| Operating profit | 1,248 | 100 | 1,348 |
| Interest income [4] | 47 | 31 | 78 |
| Interest expenses | – 227 | – 16 | – 243 |
| Other net financing income/(expense) | 29 | – 4 | 25 |
| Impairment financial assets [4] | – 190 | – | – 190 |
| Net financing costs [5] | – 341 | 11 | – 330 |
| Share of profit of associates [4] | 21 | – | 21 |
| Profit before tax | 928 | 111 | 1,039 |
| Income tax expense [6] | – 306 | – | – 306 |
| | | | |
| Profit after tax | 622 | 111 | 733 |
| | | | |
| Attributable to: | | | |
| Equity holders of Heineken Holding N.V. (net profit) | 269 | 53 | 321 |
| Minority interests in Heineken N.V. | 268 | 52 | 321 |
| Minority interests in Heineken N.V. group companies | 85 | 6 | 91 |
| | | | |
| Profit after tax | 622 | 111 | 733 |

**Notes to the reconciliation consolidated income statement 2004**

1 The increase in revenue as a result of the change to IFRS is €57 million for the full year and is primarily the result of a reclassification of certain sales proceeds, rental income and sale of by-products, which were netted with the corresponding costs under Dutch accounting principles. These items are now included in 'Other revenue', which is part of revenue. These items are partially offset by the reclassification, from revenue to net financing costs, of interest received on loans to on-premise outlets.

2 The increase is explained by the items mentioned in note 1.

3 The decrease in depreciation and amortisation is for €40 million due to the lower valuation of property, plant & equipment and for €81 million to the termination of amortisation of goodwill, while the capitalisation and amortisation of brands adds €8 million. Other effects amount to €4 million.

4 Share of profit of associates remains unchanged. The €190 million impairment taken on Cervejarias Kaiser, the capital gain on sales of Whitbread shares of €17 million and dividend income received from participating interests carried at cost (€12 million) are in other net financing income and impairment of financial assets.

5 The adjustment to net financing costs amounts to €11 million as the interest received on loans to on-premise outlets has been reclassified from net revenue to net financing costs. Also the realised and unrealised foreign currency results are now reported under net financing costs rather than other fixed costs.

6 The net impact on taxation under IFRS is zero, despite a profit before taxation, which is €111 million higher. The most significant part of the increase in profit is a result of the absence of goodwill amortisation (€81 million) under IFRS. Most of the goodwill amortisation was already considered under Dutch accounting principles to be non-deductible for tax purposes, meaning that the cancellation of the amortisation charge has therefore little effect on taxation.

A higher tax charge, due to higher profit under IFRS and the reduction of the recognised deferred tax asset is offset with €20 million exceptional, non-recurring tax benefits mainly due to the release of deferred tax liabilities related to the recognition of brands under IFRS. In 2004 lower corporate income tax rates were enacted in a number of countries and as a result the additional deferred tax liability recognised for brands under IFRS is carried at the lowered tax rates and released through the income statement in 2004.

| **Condensed statement of cash flows 1 January 2004 – 31 December 2004** | Dutch GAAP | IFRS adjustments (unaudited) | IFRS (unaudited) |
|---|---|---|---|
| *Cash flow from operating activities* [1] | 1,520 | 91 | 1,611 |
| Dividends paid [2] | – 243 | 243 | – |
| *Cash flow from operating activities less dividends paid* | 1,277 | 334 | 1,611 |
| *Cash flow from investing activities* [1] | – 1,671 | – 124 | – 1,795 |
| *Cash flow from financing activities* [2] | – 125 | – 241 | – 366 |
| *Net cash flow* | – 519 | – 31 | – 550 |
| Other movements | – 31 | 31 | – |
| *Movement in cash and cash equivalents* | – 550 | – | – 550 |
| **Funds as of 1 January 2004** [3] | | | |
| Cash and cash equivalents | 1,340 | 50 | 1,390 |
| Securities | 76 | – 76 | – |
| Bank overdrafts | – 679 | – | – 679 |
| | 737 | – 26 | 711 |
| **Funds as of 31 December 2004** [3] | | | |
| Cash and cash equivalents | 628 | 50 | 678 |
| Securities | 76 | – 76 | – |
| Bank overdrafts | – 517 | – | – 517 |
| | 187 | – 26 | 161 |
| *Movement in cash and cash equivalents* | – 550 | – | – 550 |

[1] Cash flow from operating activities under IFRS is €91 million higher. This is primarily due to the reclassification of the depreciation on loans to on-premise outlets from investing activities to the cash flow from operating activities.

[2] Dividends paid to shareholders and minorities are classified in the cash flow from financing activities under IFRS.

[3] The definition of funds has been changed. Under IFRS securities are not included in funds anymore, but this has no impact on the cash flow under IFRS.

# Other information

**Rights of holders of priority shares**

The priority shares in issue with a nominal value of €500, which comprise 250 shares of €2 nominal value, are held by:

| | |
|---|---|
| *Stichting Administratiekantoor Priores* | 125 shares |

The members of the board of this foundation are
C.L. de Carvalho-Heineken, chairman
M. Das
R.H. Meppelink
H.A. Oosters

| | |
|---|---|
| *Stichting Beheer Prioriteitsaandelen Heineken Holding N.V.* | 125 shares |

The members of the board of this foundation are
J.C. Posch, chairman
W. de Ruiter

The company and the board members of the above foundations hereby declare that, in their jointly considered opinion, the provisions of Annex X of the Listing and Issuing Rules of Euronext Amsterdam have been complied with.

For the rights conferred by the priority shares, reference is made to the following articles of the company's Articles of Association:

| | |
|---|---|
| Article 4, para. 8 | (cooperation of priority shareholders in issue of depositary receipts for shares) |
| Article 7, para. 2 | (priority shareholders draw up non-binding list of candidates for appointments to the Board of Directors by the general meeting) |
| Article 8, para. 5 | (priority shareholders give approval for exercising voting rights on shares) |
| Article 9, para. 4 | (appointment of representative by priority shareholders in the event of absence or inability to act of all members of the Board of Directors) |
| Article 10, para. 6 | (4% dividend, after distribution of dividend to holders of ordinary shares) |
| Article 13, para. 1 | (priority shareholders bring resolutions to amend the Articles of Association or wind up the company to the general meeting) |
| Article 14, para. 3 | (priority shareholders' claims to liquidation surplus are subordinated). |

**Provisions of the Articles of Association concerning appropriation of profit**

The relevant provisions of the Articles of Association concerning appropriation of profit read as follows:

Article 10, para. 4: Profit distributions may only be made if the shareholders' equity of the company exceeds the sum of the paid-up and called capital and the reserves prescribed by law.

Article 10, para. 6: Out of the profit as shown by the profit and loss account adopted by the general meeting, the ordinary shareholders shall first be paid the same dividend per share as paid by Heineken N.V. for the year concerned, having due regard to the provisions of paragraph 4. If and to the extent that the dividend paid by Heineken N.V. is in the form of a stock dividend, the dividend paid to the ordinary shareholders shall also be in the form of a stock dividend. From what remains after the distribution to the ordinary shareholders, the priority shareholders shall be paid a dividend of four per cent (4%) and the remainder shall be appropriated to the reserves. On a motion of the meeting of priority shareholders, the general meeting shall be authorised to make distributions from the reserves.

## Remuneration of the Board of Directors
Pursuant to the company's Articles of Association, Article 7, para. 5, the meeting of holders of priority shares may pass resolutions fixing the remuneration of the members of the Board of Directors.

## Shares held by the Board of Directors
As at 31 December 2005, the Board of Directors represented 144,112,051 shares of the company.

## Proposed appropriation of profit
It is proposed to appropriate €98 million of the profit for payment of dividend and to add €283 million to the retained earnings.

## Auditors' report

*Introduction*
We have audited the financial statements of Heineken Holding N.V., Amsterdam, for the year 2005 as set out on pages 14 to 77. These financial statements consist of the consolidated financial statements and the company financial statements. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

*Scope*
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Opinion with respect to the consolidated financial statements*
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

*Opinion with respect to the company financial statements*
In our opinion, the company financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result for the year then ended in accordance with accounting principles as generally accepted in the Netherlands and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Furthermore we have established to the extent of our competence that the report of the Board of Directors as set out on pages 9 to 12 is consistent with the financial statements.

Amstelveen, 21 February 2006
*KPMG Accountants N.V.*
G.L.M. van Hengstum RA

A Heineken Holding N.V. publication

Heineken Holding N.V.
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands

telephone +31 20 622 11 52
fax +31 20 625 22 13

This report is available
in the Dutch language as well.
In the case of any discrepancy
between language versions
the English version prevails.

*Translation*
Mac Bay Consultants

*Graphic Design and Electronic Publishing*
Design Studio Hans Kentie BNO

*Colour separations*
Nederlof Repro

*Printing*
Boom Planeta Graphics

*Binding*
Binderij Hexspoor